Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information on pages 1-20 of this exhibit concerning TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE (collectively, “TotalEnergies”) with respect to the third quarter of 2021 and nine months ended September 30, 2021 has been derived from TotalEnergies’ unaudited consolidated balance sheets as of September 30, 2021, unaudited statements of income, comprehensive income, cash flow and business segment information for the third quarter of 2021 and nine months ended September 30, 2021 and unaudited consolidated statements of changes in shareholders’ equity for the nine months ended September 30, 2021 on pages 21 et seq. of this exhibit.

The following discussion should be read in conjunction with the aforementioned financial statements and with the information, including TotalEnergies’ audited consolidated financial statements and related notes, provided in TotalEnergies’ Annual Report on Form 20-F for the year ended December 31, 2020, filed with the Securities and Exchange Commission (“SEC”) on March 31, 2021.

A.	KEY FIGURES

			3Q21		3Q21	in millions of dollars			9M21
			vs		vs	(except earnings per share and number of			vs
3Q21	2Q21	3Q20	3Q20	3Q19	3Q19	shares)	9M21	9M20	9M20
54,729	47,049	33,142	+65%	48,589	+13%	Sales	145,515	102,742	+42%
11,180	8,667	5,321	x2.1	8,989	+24%	Adjusted EBITDA[1]	28,017	15,904	+76%
5,374	4,032	1,459	x3.7	3,673	+46%	Adjusted net operating income[2] from business segments	12,893	4,580	x2.8
2,726	2,213	801	x3.4	1,734	+57%	• Exploration & Production	6,914	1,295	x5.3
1,608	891	285	x5.6	574	x2.8	• Integrated Gas, Renewables & Power	3,484	1,524	x2.3
602	511	(88)	ns	952	-37%	• Refining & Chemicals	1,356	869	+56%
438	417	461	-5%	413	+6%	• Marketing & Services	1,139	892	+28%
1,377	(680)	94	x14.6	1,381	-0.2%	Net income (loss) from equity affiliates	1,578	379	x4.2
1.71	0.8	0.04	x43	1.04	+64%	Fully-diluted earnings per share ($)	3.74	(3.22)	ns
2,655	2,646	2,637	+1%	2,614	+2%	Fully-diluted weighted-average shares (millions)	2,648	2,612	+1%
4,645	2,206	202	x23	2,800	+66%	Net income (TotalEnergies share)	10,195	(8,133)	ns
2,813	2,802	2,184	+29%	3,296	-15%	Organic investments[3]	7,993	6,908	+16%
(958)	396	(272)	ns	3,422	ns	Net acquisitions[4]	1,029	1,551	-34%
1,855	3,198	1,912	-3%	6,718	-72%	Net investments[5]	9,022	8,459	+7%
5,640	7,551	4,351	+30%	8,206	-31%	Cash flow from operations[6]	18,789	9,129	x2.1
						Of which:
(2,698)	669	980	ns	1,523	ns	• (increase) decrease in working capital	(2,848)	527	ns
(330)	(409)	(491)	ns	(532)	ns	• financial charges	(1,122)	(1,502)	ns

1	Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) corresponds to the adjusted earnings before depreciation, depletion and impairment of tangible and intangible assets and mineral interests, income tax expense and cost of net debt, i.e. all operating income and contribution of equity affiliates to net income. The reconciliation of adjusted EBITDA with the consolidated financial statements is set forth under “Reconciliation of adjusted EBITDA with consolidated financial statements” on page 17 of this exhibit.

2	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. See pages 4 et seq. “Analysis of business segment results” below for further details.

3	“Organic investments” = net investments excluding acquisitions, asset sales and other operations with non-controlling interests.

4	“Net acquisitions” = acquisitions - assets sales - other transactions with non-controlling interests (see page 18).

5	“Net investments” = organic investments + net acquisitions (see “Investments – Divestments’” on page 18).

6	See also “C. TotalEnergies results – Cash Flow”. The reconciliation table for different cash flow figures is set forth under “Cash Flow” on page 18 of this exhibit.

Environment* — liquids and gas price realizations, refining margins

			3Q21		3Q21				9M21
			vs		vs				vs
3Q21	2Q21	3Q20	3Q20	3Q19	3Q19		9M21	9M20	9M20
73.5	69.0	42.9	+71%	62.0	+19%	Brent ($/b)	67.9	41.1	+65%
4.3	3.0	2.1	x2	2.3	+85%	Henry Hub ($/Mbtu)	3.3	1.9	+74%
16.9	8.7	2.9	x5.9	3.9	x4.3	NBP** ($/Mbtu)	10.8	2.5	x4.3
18.6	10.0	3.6	x5.1	4.7	x4	JKM*** ($/Mbtu)	12.9	3.1	x4.2
67.1	62.9	39.9	+68%	58.0	+16%	Average price of liquids ($/b) Consolidated subsidiaries	62.2	35.6	+75%
6.33	4.43	2.52	x2.5	3.48	+82%	Average price of gas ($/Mbtu) Consolidated subsidiaries	4.95	2.84	+74%
9.10	6.59	3.57	x2.5	5.93	+53%	Average price of LNG ($/Mbtu) Consolidated subsidiaries and equity affiliates	7.25	4.81	+51%
20.5	10.2	(2.7)	ns	47.4	-57%	Variable cost margin – Refining Europe, VCM ($/t)****	12.3	13.6	-10%

* The indicators are shown on page 20.

** NBP (National Balancing Point) is a virtual natural gas trading point in the United Kingdom for transferring rights in respect of physical gas and which is widely used as a price benchmark for the natural gas markets in Europe. NBP is operated by National Grid Gas plc, the operator of the UK transmission network.

*** JKM (Japan-Korea Marker) measures the prices of spot LNG trades in Asia. It is based on prices reported in spot market trades and/or bids and offers collected after the close of the Asian trading day at 16:30 Singapore time.

**** This indicator represents TotalEnergies’ average margin on variable cost for refining in Europe (equal to the difference between TotalEnergies European refined product sales and crude oil purchases with associated variable costs divided by volumes refined in tons) – 3Q21 data restated to reflect 2Q21 environment for energy costs.

The average LNG selling price increased by 38% in the third quarter 2021 compared to the second quarter 2021, benefiting on a lagged basis from the increase in the oil and gas price indexes on long-term contracts.

Greenhouse gas emissions (GHG)1

3Q21*	2Q21*	GHG emissions (MtCO2e)	2020	2020 (excluding Covid effect)
8	7	Scope 1+2 from operated oil & gas facilities[2]	35.8	39
81	77	Scope 3 from energies sales[3]	350	400
46	45	Scope 1+2+3 in Europe[4]	212	239

* Estimated emissions.

1       The six greenhouse gases in the Kyoto protocol, namely CO2, CH4, N2O, HFCs, PFCs and SF6, with their respective GWP (Global Warming Potential) as described in the 2007 IPCC report. HFCs, PFCs and SF6 are virtually absent from TotalEnergies’ emissions or are considered as non-material and are therefore not counted.

2      Scope 1+2 GHG emissions of operated oil & gas facilities are defined as the sum of direct emissions of greenhouse gases from sites or activities that are included in the scope of reporting (as defined in TotalEnergies’ 2020 Form 20-F filed on March 31, 2021) and indirect emissions attributable to brought-in energy (electricity, heat, steam), excluding purchased industrial gases (H2). They do not include facilities for power generation from renewable sources or natural gas, such as combined cycle natural gas power plants (CCGT) and sites with GHG emissions and activities of less than 30 kt CO2e/year.

3         Scope 3 GHG emissions are defined as the indirect emissions of greenhouse gases related to the use by customers of energy products sold for end-use, i.e., combustion of the products to obtain energy. A stoichiometric emission (oxidation of molecules to carbon dioxide) factor is applied to these sales to obtain an emission volume. TotalEnergies usually follows the oil & gas industry reporting guidelines published by IPIECA, which comply with the GHG Protocol methodologies. Only item 11 of Scope 3 (use of sold products), which is the most significant, is reported.

4         Scope 1+2+3 GHG emissions in Europe are defined as the sum of Scope 1+2 GHG emissions of facilities operated by TotalEnergies and indirect GHG emissions related to the use by customers of energy products sold for end-use (Scope 3) in the EU, Norway, United Kingdom and Switzerland.

2

Production*

			3Q21		3Q21				9M21
			vs		vs				vs
3Q21	2Q21	3Q20	3Q20	3Q19	3Q19	Hydrocarbon production	9M21	9M20	9M20
2,814	2,747	2,715	+4%	3,040	-7%	Hydrocarbon production (kboe/d)	2,808	2,882	-3%
1,288	1,258	1,196	+8%	1,441	-11%	Oil (including bitumen) (kb/d)	1,272	1,319	-4%
1,526	1,489	1,519	-	1,599	-5%	Gas (including condensates and associated NGL) (kboe/d)	1,535	1,563	-2%

			3Q21		3Q21				9M21
			vs		vs				vs
3Q21	2Q21	3Q20	3Q20	3Q19	3Q19	Hydrocarbon production	9M21	9M20	9M20
2,814	2,747	2,715	+4%	3,040	-7%	Hydrocarbon production (kboe/d)	2,808	2,882	-3%
1,517	1,464	1,437	+6%	1,720	-12%	Liquids (kb/d)	1,496	1,563	-4%
7,070	7,017	6,973	+1%	7,200	-2%	Gas (Mcf/d)	7,161	7,193	-

*   TotalEnergies production = production of Exploration & Production segment (EP) + production of Integrated Gas, Renewables & Power segment (iGRP).

Hydrocarbon production was 2,814 thousand barrels of oil equivalent per day (kboe/d) in the third quarter 2021, up 4% year-on-year, comprised of:

•	+6% due to project start-ups and ramp-ups, including North Russkoye in Russia and Iara in Brazil, and the resumption of production in Libya,

•	+5% due to the increase in gas demand and OPEC+ production quotas,

•	-1% due to the price effect,

•	-3% due to planned maintenance and unplanned downtime, notably in Norway (Snøhvit)

•	-3% due to natural decline of fields.

Hydrocarbon production was 2,814 thousand barrels of oil equivalent per day (kboe/d) in the third quarter 2021, up 2% quarter-on-quarter, due to the end of summer maintenance programs and the increase in OPEC+ production quotas.

For the first nine months of 2021 hydrocarbon production was 2,808 kboe/d, down 3% year-on-year, comprised of:

•	+3% due to project start-ups and ramp-ups, including North Russkoye in Russia, Iara in Brazil and Johan Sverdrup in Norway, and the resumption of production in Libya,

•	+2% due to the increase in gas demand, particularly in Norway, and OPEC+ production quotas,

•	-1% due to portfolio effect, in particular the disposals of assets in the United Kingdom and the CA1 block in Brunei,

•	-1% due to the price effect,

•	-3% due planned maintenance and unplanned downtime, notably in the United Kingdom and Norway (Snøhvit),

•	-3% due to natural decline of fields.

3

B.	ANALYSIS OF BUSINESS SEGMENT RESULTS

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision-maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualifying as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. In certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to recur in following years.

In accordance with IAS 2, TotalEnergies values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method in order to facilitate the comparability of TotalEnergies’ results with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TotalEnergies’ management and the accounting for these transactions under IFRS, which requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories recorded at their fair value based on forward prices. TotalEnergies, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in TotalEnergies’ internal economic performance. IFRS, by requiring accounting for storage contracts on an accrual basis, precludes recognition of this fair value effect. Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in TotalEnergies’ interim consolidated financial statements, see pages 33-41 of this exhibit.

TotalEnergies measures performance at the segment level on the basis of adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

4

B.1.    Integrated Gas, Renewables & Power segment (iGRP)

Production and sales of Liquefied natural gas (LNG) and electricity

			3Q21		3Q21				9M21
			vs		vs				vs
3Q21	2Q21	3Q20	3Q20	3Q19	3Q19	Hydrocarbon production for LNG	9M21	9M20	9M20
533	502	518	+3%	539	-1%	iGRP (kboe/d)	518	530	-2%
67	52	70	-3%	73	-8%	Liquids (kb/d)	61	70	-12%
2,527	2,464	2,445	+3%	2,546	-1%	Gas (Mcf/d)	2,489	2,509	-1%

			3Q21		3Q21				9M21
			vs		vs				vs
3Q21	2Q21	3Q20	3Q20	3Q19	3Q19	Liquefied Natural Gas in Mt	9M21	9M20	9M20
10.0	10.5	8.1	+24%	7.4	+34%	Overall LNG sales	30.4	28.3	+7%
4.3	4.2	4.3	-1%	4.2	+2%	including sales from equity production*	12.8	13.3	-4%
8.3	8.8	6.6	+25%	5.5	+50%	including sales by TotalEnergies from equity production and third party purchases	25.0	23.2	+8%

* TotalEnergies’ equity production may be sold by TotalEnergies or by joint ventures.

Hydrocarbon production for LNG increased by 6% compared to the second quarter 2021, in particular due to the end of planned maintenance at Ichthys in Australia.

Total LNG sales increased sharply compared to 2020, up 24% for the third quarter and 7% for the first nine months.

			3Q21				9M21
3Q21	2Q21	3Q20	vs	Renewables & Electricity	9M21	9M20	vs
			3Q20				9M20
42.7	41.7	26.3	+62%	Portfolio of renewable power generation gross capacity (GW) (1),(2)	42.7	26.3	+62%
9.5	8.3	5.1	+87%	o/w installed capacity	9.5	5.1	+87%
6.1	5.4	4.0	+52%	o/w capacity in construction	6.1	4.0	+52%
27.1	28.0	17.3	+57%	o/w capacity in development	27.1	17.3	+57%
26.6	22.6	14.2	+88%	Gross renewables capacity with PPA (GW) (1),(2)	26.6	14.2	+88%
31.7	30.7	18.0	+77%	Portfolio of renewable power generation net capacity (GW) (1),(2)	31.7	18.0	+77%
4.7	4.0	2.3	x2.1	o/w installed capacity	4.7	2.3	x2.1
4.0	3.1	1.6	x2.5	o/w capacity in construction	4.0	1.6	x2.5
23.0	23.6	14.1	+64%	o/w capacity in development	23.0	14.1	+64%
4.7	5.1	4.1	+17%	Net power production (TWh) (3)	14.5	9.9	+46%
1.7	1.7	1.0	+67%	incl. Power production from renewables	4.9	2.8	+75%
6.0	5.8	4.4	+37%	Clients power - BtB and BtC (Million) (2)	6.0	4.4	+37%
2.7	2.7	1.7	+56%	Clients gas - BtB and BtC (Million) (2)	2.7	1.7	+56%
11.7	12.7	10.2	+15%	Sales power - BtB and BtC (TWh)	40.5	33.8	+20%
13.2	20.6	13.5	-2%	Sales gas - BtB and BtC (TWh)	70.0	64.4	+9%

291	310*	64	x4.6	Proportional adjusted EBITDA Renewables and Electricity (M$) (4)	946	404	x2.3
104	82*	66	+57%	incl. from renewables business	334	250	+34%

1 Includes 20% of Adani Green Energy Limited (AGEL) gross capacity effective first quarter 2021.

2 End of period data.

3 Solar, wind, biogas, hydroelectric and combined-cycle gas turbine (CCGT) plants.

4 TotalEnergies share (% interest) of EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) in Renewables and Electricity affiliates, regardless of consolidation method.

* 2Q21 data corrected for estimated results of AGEL.

5

Gross installed renewable power generation capacity grew to 9.5 GW at the end of the third quarter 2021, up 1.2 GW thanks in particular to the acquisition by AGEL (TotalEnergies 20%) during the quarter of the operating assets of SB Energy India's 5 GW renewable portfolio. Total gross capacity increased by 1 GW over the quarter to 42.7 GW, mainly due to the addition of a 1 GW solar power plant project in Iraq.

Net electricity generation stood at 4.7 TWh in the third quarter 2021, up 17% year-on-year, mainly due to strong growth in renewable electricity generation and the acquisition of four natural gas power plants (CCGT) in France and Spain in the fourth quarter 2020.

TotalEnergies’ Renewables and Electricity business adjusted EBITDA was $291 million in the third quarter 2021, a 4.6-fold increase over one year, driven by growing electricity production, particularly from renewables, and the number of gas and electricity customers.

Results

			3Q21		3Q21				9M21
			vs		vs				vs
3Q21	2Q21	3Q20	3Q20	3Q19	3Q19	in millions of dollars	9M21	9M20	9M20
8,482	5,086	1,995	x4.3	3,667	x2.3	External sales	19,070	10,398	+83%
876	436	253	x3.5	321	x2.7	Operating income	1,936	(463)	ns
782	419	225	x3.5	898	-13%	Net income (loss) from equity affiliates and other items	1,464	645	x2.3
(208)	(56)	(266)	ns	(222)	ns	Tax on net operating income	(365)	64	ns
1,450	799	212	x6.8	997	+45%	Net operating income	3,035	246	x12.3
158	92	73	x2.2	(423)	ns	Adjustments affecting net operating income	449	1,278	-65%
1,608	891	285	x5.6	574	x2.8	Adjusted net operating income*	3,484	1,524	x2.3
755	356	99	x7.6	206	x3.7	including income from equity affiliates	1,375	278	x4.9
639	759	450	+42%	640	-	Organic investments	2,150	1,714	+25%
(941)	166	36	ns	3,375	ns	Net acquisitions	1,119	1,606	-30%
(302)	925	486	ns	4,015	ns	Net investments	3,269	3,320	-2%

*Detail of adjustment items shown in the business segment information starting on page 33 of this exhibit.

Adjusted net operating income for the iGRP segment was:

•	$1,608 million in the third quarter 2021, a 5.6-fold increase from a year ago, thanks to the increase in LNG prices and the strong performance of gas and electricity trading activities,

•	$3,484 million for the first nine months of 2021, 2.3 times greater than last year, for the same reasons.

Adjusted net operating income for the iGRP segment excludes special items and the impact of changes in fair value. In the third quarter 2021, the exclusion of special items had a positive impact of $158 million on the segment’s adjusted net operating income, compared to a positive impact of $73 million in the third quarter 2020. In the first nine months 2021, the exclusion of special items had a positive impact of $449 million on the segment’s adjusted net operating income, compared to a positive impact of $1,278 million in the first nine months 2020.

The segment’s operating cash flow before working capital changes1 excluding financial charges, except those related to lease contracts, excluding the impact of contracts recognized at fair value for the sector and including capital gains on the sale of renewable projects was:

•	$1,720 million in the third quarter 2021, 2.5 times greater than third quarter 2020, thanks to the rise in LNG prices and the strong performance of gas and electricity trading activities, and

•	$3,683 million for the first nine months of 2021, up 57% year-on-year, for the same reasons.

The segment’s cash flow from operations excluding financial charges, except those related to leases was:

•	-$463 million for the third quarter 2021 compared to $654 million for the third quarter 2020, due to variations in margin calls related to hedging contracts in a context of highly volatile gas and electricity markets,
•	$884 million for the first nine months 2021, a decrease of 43% compared to $1,554 million for the first nine months 2020.

1 Operating cash flow before working capital changes is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sale (effective first quarter 2020). For information on the replacement cost method, refer to “B. Analysis of business segment results”, above. The reconciliation table for different cash flow figures is set forth under “Cash Flow” on page 18 of this exhibit.

6

B.2.   Exploration & Production segment

Production

			3Q21		3Q21				9M21
			vs		vs				vs
3Q21	2Q21	3Q20	3Q20	3Q19	3Q19	Hydrocarbon production	9M21	9M20	9M20
2,281	2,245	2,197	+4%	2,501	-9%	EP (kboe/d)	2,290	2,352	-3%
1,450	1,412	1,367	+6%	1,647	-12%	Liquids (kb/d)	1,435	1,493	-4%
4,543	4,553	4,528	-	4,654	-2%	Gas (Mcf/d)	4,672	4,684	-

Results

			3Q21		3Q21				9M21
			vs		vs				vs
3Q21	2Q21	3Q20	3Q20	3Q19	3Q19	in millions of dollars, except effective tax rate	9M21	9M20	9M20
1,921	1,743	1,142	+68%	1,631	+18%	External Sales	5,178	3,716	+39%
4,395	3,180	768	x5.7	2,257	x1.9	Operating income	10,416	(6,356)	ns
139	(1,243)	251	-45%	77	+81%	Net income (loss) from equity affiliates and other items	(834)	691	ns
46.4%	38.2%	32.9%		39.7%		Effective tax rate*	42.5%	39.7%
(2,007)	(1,195)	(243)	ns	(1,094)	ns	Tax on net operating income	(4,382)	(299)	ns
2,527	742	776	x3.3	1,240	x2.0	Net operating income	5,200	(5,964)	ns
32	1,471	25	+28%	494	-94%	Adjustments affecting net operating income	1,714	7,259	-76%
2,726	2,213	801	x3.4	1,734	+57%	Adjusted net operating income**	6,914	1,295	x5.3
315	279	268	+18%	297	+6%	including income from equity affiliates	864	706	+22%
1,656	1,559	1,266	+31%	2,064	-20%	Organic investments	4,494	3,950	+14%
(34)	231	(309)	ns	(3)	ns	Net acquisitions	(5)	(4)	ns
1,622	1,790	957	+69%	2,061	-21%	Net investments	4,489	3,946	+14%

*	“Effective tax rate” = tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).

**	Detail of adjustment items shown in the business segment information starting on page 33 of this exhibit.

The Exploration & Production segment’s adjusted net operating income was:

•	$2,726 million in the third quarter 2021, more than three times greater than in the third quarter 2020, thanks to the sharp increase in oil and gas prices,

•	$6,914 million in the first nine months of 2021, more than five times greater than in the first nine months of 2020, for the same reasons.

Adjusted net operating income for the Exploration & Production segment excludes special items. In the third quarter 2021, the exclusion of special items had a positive impact of $199 million on the segment’s adjusted net operating income, compared to a positive impact of $25 million in the third quarter 2020. In the first nine months 2021, the exclusion of special items had a positive impact of $1,714 million on the segment’s adjusted net operating income, compared to a positive impact of $7,259 million in the first nine months 2020.

The segment’s operating cash flow before working capital changes2 excluding financial charges, except those related to leases was:

•	$4,943 million in the third quarter 2021, up 87% compared to 2,646 in the third quarter 2020, and

•	$13,029 million in the first nine months 2021, up 85% compared to $7,032 million in the first nine months 2020, in line with higher oil and gas prices.

2 Operating cash flow before working capital changes is defined as cash flow from operating activities before changes in working capital at replacement cost. For information on the replacement cost method, refer to “B. Analysis of business segment results”, above. The reconciliation table for different cash flow figures is set forth under “Cash Flow” on page 18 of this exhibit.

7

The segment’s cash flow from operations excluding financial charges, except those related to leases was:

•	$4,814 million in the third quarter 2021, 2.4 times greater than $2,043 million in the third quarter 2020, and

•	$13,385 million in the first nine months 2021, an increase of 95% compared to $6,876 million in the first nine months 2020.

B.3.   Downstream (Refining & Chemicals and Marketing & Services segments)

Results

			3Q21		3Q21				9M21
			vs		vs				vs
3Q21	2Q21	3Q20	3Q20	3Q19	3Q19	in millions of dollars	9M21	9M20	9M20
44,319	40,220	30,004	+48%	43,289	+2%	External sales	121,253	88,621	+37%
1,682	1,534	261	x6.4	1,593	+6%	Operating income	4,770	(63)	ns
81	180	(233)	ns	(10)	ns	Net income (loss) from equity affiliates and other items	315	(293)	ns
(495)	(457)	(238)	ns	(385)	ns	Tax on net operating income	(1,408)	(194)	ns
1,268	1,257	(210)	ns	1,198	+6%	Net operating income	3,677	(550)	ns
(228)	(329)	583	ns	167	ns	Adjustments affecting net operating income	(1,182)	(2,311)	ns
1,040	928	373	x2.8	1,365	-24%	Adjusted net operating income*	2,495	1,761	+42%
506	468	449	+13%	570	-11%	Organic investments	1,309	1,183	+11%
17	(1)	2	x8.5	52	-67%	Net acquisitions	(87)	(48)	ns
523	467	451	+16%	622	-16%	Net investments	1,222	1,135	+8%

* Detail of adjustment items shown in the business segment information starting on page 33 of this exhibit

The Downstream segment’s operating cash flow before working capital changes2 excluding financial charges, except those related to leases was:

•	$1,611 million in the third quarter 2021, an increase of 66% compared to $971 million in the third quarter 2020, and

•	$3,943 million in the first nine months 2021, an increase of 12% compared to $3,523 million in the first nine months 2020.

The Downstream segment’s cash flow from operations excluding financial charges, except those related to leases was:

•	$1,644 million in the third quarter 2021, a decrease of 20% compared to $2,060 million in the third quarter 2020, and

•	$5,974 million in the first nine months 2021, 2.5 times greater than $2,377 million in the first nine months 2020.

B.4 Refining & Chemicals segment

Refinery and petrochemicals throughput and utilization rates

			3Q21		3Q21				9M21
			vs		vs				vs
3Q21	2Q21	3Q20	3Q20	3Q19	3Q19	Refinery throughput and utilization rate*	9M21	9M20	9M20
1,225	1,070	1,212	+1%	1,719	-29%	Total refinery throughput (kb/d)	1,147	1,302	-12%
274	148	267	+3%	503	-46%	France	179	242	-26%
505	495	540	-6%	757	-33%	Rest of Europe	553	630	-12%
446	427	405	+10%	459	-3%	Rest of world	415	429	-3%
69%	58%	57%		82%		Utilization rate based on crude only**	62%	62%

*  Includes refineries in Africa reported in the Marketing & Services segment.

**Based on distillation capacity at the beginning of the year, excluding Grandpuits (definitively shut down first quarter 2021) from 2021 and Lindsey refinery (divested) from second quarter 2021.

8

			3Q21 vs 3Q20		3Q21 vs 3Q19				9M21 vs 9M20

3Q21	2Q21	3Q20		3Q19		Petrochemicals production and utilization rate	9M21	9M20
1,486	1,424	1 255	+18%	1 402	+6%	Monomers* (kt)	4,315	4,033	+7%
1,330	1,212	1 248	+7%	1 268	+5%	Polymers (kt)	3,707	3,642	+2%
93%	88%	75%		91%		Vapocracker utilization rate**	89%	81%

*    Olefins.

**   Based on olefins production from steamcrackers and their treatment capacity at the start of the year.

Results

			3Q21		3Q21				9M21
			vs		vs				vs
3Q21	2Q21	3Q20	3Q20	3Q19	3Q19	in millions of dollars	9M21	9M20	9M20
22,765	20,853	13,607	+67%	21,338	+1%	External sales	62,819	41,563	+51%
1,006	955	(361)	ns	1,035	-3%	Operating income	2,954	(997)	ns
79	123	(247)	ns	5	x16	Net income (loss) from equity affiliates and other items	290	(339)	ns
(273)	(281)	(51)	ns	(221)	ns	Tax on net operating income	(834)	152	ns
812	797	(659)	ns	819	-1%	Net operating income	2,410	(1,184)	ns
(210)	(286)	571	ns	133	ns	Adjustments affecting net operating income	(1,054)	2,053	ns
602	511	(88)	ns	952	-37%	Adjusted net operating income*	1,356	869	+56%
321	279	291	+10%	355	-10%	Organic investments	822	761	+8%
(6)	2	(1)	ns	19	ns	Net acquisitions	(61)	(52)	ns
315	281	290	+9%	374	-16%	Net investments	761	709	+7%

* Detail of adjustment items shown in the business segment information starting on page 33 of this exhibit.

Adjusted net operating income for the Refining & Chemicals segment:

•	increased sharply year-on-year to $602 million in the third quarter 2021, compared to a loss of $88 million in the third quarter 2020. This increase is due to the strong performance of petrochemicals and European refining margins, which were negative in 2020 due to weak demand,

•	increased by 56% year-on-year to $1,356 million in the first nine months of 2021, compared to $869 million over the same period in 2020, for the same reasons.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. In the third quarter 2021, the exclusion of the inventory valuation effect had a negative impact of $285 million on the segment’s adjusted net operating income, compared to a negative impact of $14 million in the third quarter 2020. In the third quarter 2021 the exclusion of special items had a positive impact of $75 million on the segment’s adjusted net operating income, compared to a positive impact of $585 million in the third quarter 2020. In the first nine months 2021, the exclusion of the inventory valuation effect had a negative impact of $1,222 million on the segment’s adjusted net operating income, compared to a positive impact of $1,357 million in the first nine months 2020. In the first nine months 2021, the exclusion of special items had a positive impact of $168 million on the segment’s adjusted net operating income, compared to a positive impact of $696 million in the first nine months 2020.

The segment’s operating cash flow before working capital changes3 excluding financial charges, except those related to leases was:

•	$934 million in the third quarter 2021, 3.9 times greater than $242 million in the third quarter 2020, and

•	$2,081 million in the first nine months 2021, an increase of 9% compared to $1,912 million in the first nine months 2020.

The segment’s cash flow from operations excluding financial charges, except those related to leases was:

•	$799 million in the third quarter 2021, a decrease of 22% compared to $1,027 million in the third quarter 2020, and

•	$4,027 million in the first nine months 2021, compared to $924 million in the first nine months 2020.

3 Operating cash flow before working capital changes is defined as cash flow from operating activities before changes in working capital at replacement cost. For information on the replacement cost method, refer to “B. Analysis of business segment results”, above. The reconciliation table for different cash flow figures is set forth under “Cash Flow” on page 18 of this exhibit.

9

B.5.   Marketing & Services segment

Petroleum product sales

			3Q21		3Q21				9M21
			vs		vs				vs
3Q21	2Q21	3Q20	3Q20	3Q19	3Q19	Sales in kb/d*	9M21	9M20	9M20
1,542	1,473	1,442	+7%	1,848	-17%	Total Marketing & Services sales	1,486	1,466	+1%
867	791	819	+6%	1,034	-16%	• Europe	811	822	-1%
675	682	623	+8%	814	-17%	• Rest of world	675	645	+5%

*  Excludes trading and bulk refining sales.

Sales of petroleum products grew by 7% year-on-year in the third quarter 2021, thanks to the improvement in the pandemic situation and the global economic rebound. This increase is supported notably by the recovery in network sales activity.

Results

			3Q21		3Q21				9M21
			vs		vs				vs
3Q21	2Q21	3Q20	3Q20	3Q19	3Q19	in millions of dollars	9M21	9M20	9M20
21,554	19,367	16,397	+31%	21,951	-2%	External sales	58,434	47,058	+24%
676	579	622	+9%	558	+21%	Operating income	1,816	934	+94%
2	57	14	-86%	(15)	ns	Net income (loss) from equity affiliates and other items	25	46	-46%
(222)	(176)	(187)	ns	(164)	ns	Tax on net operating income	(574)	(346)	ns
456	460	449	+2%	379	+20%	Net operating income	1,267	634	x2
(18)	(43)	12	ns	34	ns	Adjustments affecting net operating income	(128)	258	ns
438	417	461	-5%	413	+6%	Adjusted net operating income*	1,139	892	+28%
185	189	158	+17%	215	-14%	Organic investments	487	422	+15%
23	(3)	3	x7.7	33	-30%	Net acquisitions	(26)	4	ns
208	186	161	+29%	248	-16%	Net investments	461	426	+8%

*Detail of adjustment items shown in the business segment information starting on page 33 of this exhibit.

Adjusted net operating income for the Marketing & Services segment was:

•	$438 million in the third quarter 2021, a decrease of 5% compared to $461 million in third quarter 2020, and

•	$1,139 million in the first nine months 2021, an increase of 28% compared to $892 million in the first nine months 2020.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. In the third quarter 2021, the exclusion of the inventory valuation effect had a negative impact of $41 million on the segment’s adjusted net operating income, compared to a positive impact of $6 million in the third quarter 2020. In the third quarter 2021, the exclusion of special items had a positive impact of $23 million on the segment’s adjusted net operating income, compared to a positive impact of $6 million in the third quarter 2020. In the first nine months 2021, the exclusion of the inventory valuation effect had a negative impact of $189 million on the segment’s adjusted net operating income, compared to a positive impact of $169 million in the first nine months 2020. In the first nine months 2021, the exclusion of special items had a positive impact of $61 million on the segment’s adjusted net operating income, compared to a positive impact of $89 million in the first nine months 2020.

The segment’s operating cash flow before working capital changes3 excluding financial charges, except those related to leases was:

•	$677 million in the third quarter 2021, a decrease of 7% compared to $729 million in the third quarter 2020, and

•	$1,862 million in the first nine months 2021, an increase of 16% compared to $1,611 million in the first nine months 2020.

The segment’s cash flow from operations excluding financial charges, except those related to leases was:

•	$845 million in the third quarter 2021, a decrease of 18% compared to $1,033 million in the third quarter 2020, and

10

•	$1,947 million in the first nine months 2021, an increase of 34% compared to $1,453 million in the first nine months 2020.

C.	TOTALENERGIES RESULTS

Net income (TotalEnergies share)

In the third quarter 2021, net income (TotalEnergies share) was $4,645 million, an increase compared to $202 million in the third quarter 2020. In the first nine months 2021, net income (TotalEnergies share) was $10,195 million, an increase compared to -$8,133 million in the first nine months 2020.

Adjusted net income (TotalEnergies share) was:

•	$4,769 million in the third quarter 2021, 5.6 times greater than $848 million a year earlier, due to higher oil and gas prices,

•	$11,235 million for the first nine months of 2021, 4.1 times greater than $2,755 million last year, for the same reason.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value4.

Total adjustments affecting net income5 were -$124 million in the third quarter 2021 and include the capital loss of -$177 million on the disposal of TotalEnergies' interest in the Utica asset in the United States.

Fully-diluted shares

As of September 30, 2021, the number of fully-diluted shares was 2,660 million.

Acquisitions - Asset sales

Acquisitions were:

•	$126 million in the third quarter 2021 and include notably a 10% increase in the Lapa block in Brazil,

•	$2,996 million in the first nine months of 2021 and include the item above as well as the acquisitions of a 20% interest for $2 billion in the renewable project developer in India, Adani Green Energy Limited, of Fonroche Biogaz in France and of the interest in the Yunlin wind project in Taiwan.

Asset sales were:

•	$1,084 million in the third quarter 2021 and includes notably the payment by GIP Australia of more than $750 million as part of the tolling agreement for the infrastructure of the Gladstone LNG project in Australia,

•	$1,967 million in the first nine months of 2021, including the above item as well as the sale in France of a 50% interest in a portfolio of renewable projects with total capacity of 285 MW (100%), the sale of the 10% interest in onshore block OML 17 in Nigeria, a price supplement related to the sale of Block CA1 in Brunei, the sale of the Lindsey refinery in the United Kingdom, the sale of interests in the TBG pipeline in Brazil, the sale of shares in Clean Energy Fuels Corp. (Nasdaq: CLNE) and the sale of interests in Tellurian Inc. (Nasdaq: TELL) in the United States.

Cash flow

TotalEnergies’ cash flow from operations was:

•	$5,640 million in the third quarter 2021, an increase of 30% compared to $4,351 million in the third quarter 2020, and

•	$18,789 million in the first nine months 2021, 2.1 times greater than $9,129 million in the first nine months 2020.

Cash flow from operations of $5,640 million for the third quarter 2021, compared to operating cash flow before working capital changes6 of $8,060 million, was negatively impacted for an amount of $2.1 billion by variations in margin calls related to hedging contracts in a context of highly volatile natural gas and electricity markets, as well as by a negative inventory effect of $1.2 billion and an increase in tax liabilities of $0.9 billion.

4 Details shown on page 17 of this exhibit.

5 Details shown on pages 17 and 33-41 of this exhibit.

6 Operating cash flow before working capital changes is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sale (effective first quarter 2020). For information on the replacement cost method, refer to “B. Analysis of business segment results”, above. The reconciliation table for different cash flow figures is set forth under “Cash Flow” on page 18 of this exhibit.

11

The change in working capital as determined using the replacement cost method excluding the mark-to-market effect of iGRP’s contracts, including capital gain from renewable project sale (effective first quarter 2020) and including organic loan repayment from equity affiliates was an increase of $2,420 million in the third quarter 2021, compared to a decrease of $560 million in the third quarter 2020.

In the third quarter 2021, the change in working capital was an increase of $2,698 million in accordance with IFRS. The difference of $278 million between IFRS and replacement cost method corresponds to the following adjustments: (i) the pre-tax inventory valuation effect of $365 million, (ii) plus the mark-to-market effect of iGRP’s contracts of $36 million, (iii) less the capital gains from renewables project sale of $3 million and (iv) less the organic loan repayments from equity affiliates of $120 million.

The change in working capital as determined using the replacement cost method excluding the mark-to-market effect of iGRP’s contracts, including capital gain from renewable project sale (effective first quarter 2020) and including organic loan repayment from equity affiliates was an increase of $989 million in the first nine months 2021, compared to an increase of $2,071 million in the first nine months 2020.

In the first nine months of 2021, the change in working capital was an increase of $2,848 million in accordance with IFRS. The difference of $1,859 million between IFRS and replacement cost method corresponds to the following adjustments: (i) the pre-tax inventory valuation effect of $1,711 million, (ii) plus the mark-to-market effect of iGRP’s contracts of $445 million, (iii) less the capital gains from renewables project sale of $69 million and (iv) less the organic loan repayments from equity affiliates of $228 million.

Operating cash flow before working capital changes6 totaled:

•	$8,060 million in the third quarter 2021, 2.1 times greater than $3,791 million in the third quarter 2020 and an increase of 20% compared to $6,737 in the third quarter 2019.

•	$19,778 million in the first nine months 2021, an increase of 77% compared to $11,199 million in the first nine months 2020.

Operating cash flow before working capital changes without financial charges (DACF)7 totaled:

•	$8,390 million in the third quarter 2021, an increase of 96% compared to $4,281 million in the third quarter 2020 and an increase of 15% compared to $7,269 in the third quarter 2019.

•	$20,901 million in the first nine months 2021, an increase of 65% compared to $12,701 million in the first nine months 2020.

TotalEnergies’ net cash flow8 totaled:

•	$6,205 million in the third quarter 2021, 3.3 times greater than $1,879 million in the third quarter 2020, reflecting the $4.3 billion increase in operating cash flow before working capital changes[6] and the slight decrease of $57 million in net investments[9] to $1,855 million in the third quarter 2021,

•	$10,756 million in the first nine months 2021, 3.9 times greater than $2,740 million in the same period a year ago, reflecting the $8.6 billion increase in operating cash flow before working capital changes[6], slightly offset by a $563 million increase in net investments to $9,022 million in the first nine months 2021.

D. PROFITABILITY

Return on equity was 12.0% for the twelve months ended September 30, 2021.

	10/01/2020-	07/01/2020-	10/01/2019-
in millions of dollars	09/30/2021	06/30/2021	09/30/2020
Adjusted net income	12,827	8,786	5,960
Average adjusted shareholders' equity	106,794	105,066	108,885
Return on equity (ROE)	12.0%	8.4%	5.5%

7 DACF = debt adjusted cash flow, is defined as cash flow from operating activities before changes in working capital at replacement cost, without financial charges.

8 Net cash flow = cash flow from operating activities before changes in working capital at replacement cost - net investments (including other transactions with non-controlling interests).

9 Net investments = organic investments + net acquisitions (see “Investments – Divestments’” on page 18).

12

Return on average capital employed was 10.0% for the twelve months ended September 30, 2021.

	10/01/2020-	07/01/2020-	10/01/2019-
in millions of dollars	09/30/2021	06/30/2021	09/30/2020
Adjusted net operating income	14,237	10,252	7,801
Average capital employed	142,179	142,172	144,060
ROACE	10.0%	7.2%	5.4%

E. 2021 SENSITIVITIES*

Estimated
		Estimated impact	impact on cash
		on adjusted net	flow from
	Change	operating income	operations
Dollar	+/- 0.1 $ per €	-/+ 0.1 B$	~0 B$
Average liquids price**	+/- 10$/b	+/- 2.7 B$	+/- 3.2 B$
European gas price – NBP	+/- 1 $/Mbtu	+/- 0.3 B$	+/- 0.25 B$
Variable cost margin, European refining (VCM)	+/- 10 $/t	+/- 0.4 B$	+/- 0.5 B$

* Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about TotalEnergies’ portfolio in 2021. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals. Please find the indicators detailed page 20.

** In a 50 $/b Brent environment.

F. SUMMARY AND OUTLOOK

The steady recovery in oil demand to pre-crisis levels, except for aviation fuel, led to nearly continuous price increases that reached $85/b in mid-October, close to a 7-year high. Controlled production increases from OPEC+, the continued draw-down of crude inventories and the strong investment discipline in oil & gas supported the increase. In addition, an increase in fuel demand from the aviation sector is beginning to materialize, also supporting high prices.

The increase in gas markets, which began in the first half of the year, accelerated considerably in the third quarter, reaching record levels in Europe and Asia. Barring an exceptionally mild winter, the low inventory level for gas and expected sustained demand are likely to keep gas prices in Europe and Asia at high levels until the second quarter 2022.

Given the outlook for OPEC+ quotas and seasonal gas demand in the fourth quarter of 2021, TotalEnergies expects fourth quarter 2021 hydrocarbon production to be in the range of 2.85-2.9 Mboe/d.

TotalEnergies anticipates that 2021 oil price increases will positively impact its average LNG selling price for the next six months, given the lag effect on price formulas. It is expected to be above $12/Mbtu in the fourth quarter 2021.

TotalEnergies maintains its cost discipline, with net investments10 expected to be close to $13 billion in 2021, including $3 billion dedicated to renewables and electricity.

TotalEnergies confirms its cash flow allocation priorities: investing in profitable projects to implement TotalEnergies' transformation strategy into a sustainable multi-energy company, linking the growth of its dividend to its underlying cash flow growth, maintaining a strong balance sheet and a long-term debt rating with a minimum "A" level by anchoring gearing11 below 20%, and allocating up to 40% of the surplus cash generated above $60/b to share buybacks.

10 Net investments = organic investments + net acquisitions.

11 Gearing = net debt / (net debt +shareholders equity TotalEnergies share + non-controlling interests); excludes leases receivables and leases debts. See “Gearing Ratio” on page 19.

13

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business activities and industrial strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, as well as economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Except for its ongoing obligations to disclose material information as required by applicable securities laws, TotalEnergies does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

For additional factors, you should read the information set forth under “Item 3. -3.2 Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TotalEnergies’ Form 20-F for the year ended December 31, 2020.

14

OPERATING INFORMATION BY SEGMENT

TotalEnergies’ production (Exploration & Production + iGRP)

			3Q21		3Q21				9M21
			vs		vs	Combined liquids and gas			vs
3Q21	2Q21	3Q20	3Q20	3Q19	3Q19	production by region (kboe/d)	9M21	9M20	9M20
989	985	969	+2%	1,004	-1%	Europe and Central Asia	1,008	1,032	-2%
537	533	598	-10%	733	-27%	Africa	540	651	-17%
681	654	576	+18%	720	-5%	Middle East and North Africa	662	633	+5%
372	378	343	+8%	363	+3%	Americas	375	343	+9%
235	197	229	+3%	221	+7%	Asia-Pacific	223	223	-
2,814	2,747	2,715	+4%	3,040	-7%	Total production	2,808	2,882	-3%
711	750	667	+7%	698	+2%	includes equity affiliates	730	706	+3%

			3Q21		3Q21				9M21
			vs		vs				vs
3Q21	2Q21	3Q20	3Q20	3Q19	3Q19	Liquids production by region (kb/d)	9M21	9M20	9M20
362	351	359	+1%	367	-1%	Europe and Central Asia	363	381	-5%
401	399	458	-12%	583	-31%	Africa	405	509	-20%
530	502	432	+23%	562	-6%	Middle East and North Africa	510	481	+6%
179	183	144	+24%	163	+10%	Americas	180	150	+20%
45	29	44	+3%	44	+2%	Asia-Pacific	38	42	-10%
1,517	1,464	1,437	+6%	1,720	-12%	Total production	1,496	1,563	-4%
205	213	197	+4%	210	-2%	includes equity affiliates	206	203	+2%

			3Q21		3Q21				9M21
			vs		vs				vs
3Q21	2Q21	3Q20	3Q20	3Q19	3Q19	Gas production by region (Mcf/d)	9M21	9M20	9M20
3,366	3,411	3,284	+2%	3,431	-2%	Europe and Central Asia	3,470	3,507	-1%
689	680	713	-3%	768	-10%	Africa	687	722	-5%
838	847	801	+5%	866	-3%	Middle East and North Africa	842	844	-
1,086	1,095	1,115	-3%	1,124	-3%	Americas	1,094	1,085	+1%
1,091	984	1,060	+3%	1,011	+8%	Asia-Pacific	1,068	1,035	+3%
7,070	7,017	6,973	+1%	7,200	-2%	Total production	7,161	7,193	-
2,730	2,895	2,540	+8%	2,635	+4%	includes equity affiliates	2,826	2,714	+4%

Downstream (Refining & Chemicals and Marketing & Services)

			3Q21		3Q21				9M21
			vs		vs				vs
3Q21	2Q21	3Q20	3Q20	3Q19	3Q19	Petroleum product sales by region (kb/d)	9M21	9M20	9M20
1,579	1,521	1,475	+7%	1,999	-21%	Europe	1,553	1,565	-1%
693	663	541	+28%	677	+2%	Africa	674	562	+20%
811	799	673	+20%	920	-12%	Americas	794	767	+4%
486	492	460	+6%	541	-10%	Rest of world	491	446	+10%
3,568	3,475	3,149	+13%	4,136	-14%	Total consolidated sales	3,512	3,340	+5%
360	334	417	-14%	544	-34%	Includes bulk sales	365	427	-14%
1,666	1,668	1,290	+29%	1,745	-5%	Includes trading	1,661	1,447	+15%

			3Q21		3Q21				9M21
			vs		vs				vs
3Q21	2Q21	3Q20	3Q20	3Q19	3Q19	Petrochemicals production* (kt)	9M21	9M20	9M20
1,308	1,166	1,274	+3%	1,377	-5%	Europe	3,820	3,821	-
705	725	513	+38%	648	+9%	Americas	1,940	1,813	+7%
802	744	716	+12%	646	+24%	Middle-East and Asia	2,261	2,040	+11%

* Olefins, polymers

15

> Renewables

	3Q21					2Q21
Installed power
generation gross		Onshore	Offshore				Onshore	Onshore
capacity (GW)[1,2]	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total
France	0.5	0.5	0.0	0.1	1.0	0.5	0.5	0.0	0.1	1.0
Rest of Europe	0.1	1.0	0.0	0.1	1.2	0.1	1.0	0.0	0.1	1.1
Africa	0.1	0.0	0.0	0.0	0.1	0.1	0.0	0.0	0.0	0.1
Middle East	0.3	0.0	0.0	0.0	0.3	0.3	0.0	0.0	0.0	0.3
North America	0.9	0.0	0.0	0.0	0.9	0.8	0.0	0.0	0.0	0.9
South America	0.4	0.2	0.0	0.0	0.6	0.4	0.1	0.0	0.0	0.5
India	4.4	0.1	0.0	0.0	4.5	3.5	0.1	0.0	0.0	3.6
Asia-Pacific	0.9	0.0	0.0	0.0	0.9	0.7	0.0	0.0	0.0	0.7
Total	7.5	1.9	0.0	0.1	9.5	6.4	1.8	0.0	0.1	8.3

	3Q21					2Q21
Power generation gross
capacity from
renewables in		Onshore	Offshore				Onshore	Offshore
construction (GW)[1,2]	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total
France	0.3	0.1	0.0	0.1	0.5	0.3	0.1	0.0	0.1	0.5
Rest of Europe	0.1	0.1	1.1	0.0	1.3	0.1	0.1	1.1	0.0	1.3
Africa	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Middle East	0.8	0.0	0.0	0.0	0.8	0.8	0.0	0.0	0.0	0.8
North America	0.4	0.0	0.0	0.0	0.4	0.3	0.0	0.0	0.0	0.3
South America	0.0	0.1	0.0	0.0	0.1	0.0	0.2	0.0	0.0	0.2
India	1.4	0.4	0.0	0.0	1.8	0.9	0.2	0.0	0.0	1.1
Asia-Pacific	0.4	0.0	0.6	0.0	1.1	0.5	0.0	0.6	0.0	1.1
Total	3.4	0.7	1.8	0.1	6.1	2.8	0.6	1.8	0.1	5.4

	3Q21					2Q21
Power generation gross
capacity from
renewables in		Onshore	Offshore				Onshore	Offshore
development (GW)[1,2]	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total
France	3.6	0.7	0.0	0.0	4.4	3.2	0.8	0.0	0.0	4.0
Rest of Europe	5.2	0.3	2.3	0.0	7.7	5.3	0.3	2.3	0.0	7.9
Africa	0.4	0.1	0.0	0.2	0.6	0.4	0.1	0.0	0.2	0.6
Middle East	1.4	0.0	0.0	0.0	1.4	0.1	0.0	0.0	0.0	0.1
North America	3.3	0.2	0.0	0.7	4.2	3.5	0.2	0.0	0.7	4.3
South America	0.6	0.4	0.0	0.1	1.2	0.6	1.0	0.0	0.0	1.7
India	4.5	0.1	0.0	0.0	4.5	6.2	0.1	0.0	0.0	6.3
Asia-Pacific	1.0	0.0	2.1	0.0	3.1	1.1	0.0	2.1	0.0	3.2
Total	20.0	1.8	4.4	1.0	27.1	20.3	2.5	4.4	0.8	28.0

1 Includes 20% of gross capacity of Adani Green Energy Limited effective first quarter 2021.

2 End-of-period data.

	In operation				In construction					In development
Gross renewables capacity covered by PPA at 30 September 2021 (GW)
		Onshore				Onshore	Offshore				Onshore	Offshore
	Solar	Wind	Other	Total	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total
Europe	0.6	1.5	X	2.2	0.3	X	0.8	X	1.4	4.0	0.2	X	X	4.2
Asia	5.4	X	X	5.5	2.7	0.4	0.6	—	3.8	5.8	X	—	—	5.9
North America	0.8	X	X	0.8	0.4	X	—	X	0.4	0.5	X	—	X	0.6
Rest of World	0.6	0.2	X	0.8	X	X	—	X	X	0.4	X	—	X	0.7
Total	7.4	1.9	X	9.5	3.4	0.7	1.4	X	5.7	10.7	0.5	X	0.2	11.5

“X” means not specified, capacity < 0.2 GW

16

	In operation				In construction					In development
PPA average price at 30 September 2021 ($/MWh)
		Onshore				Onshore	Offshore				Onshore	Offshore
	Solar	Wind	Other	Total	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total
Europe	230	117	X	148	71	X	61	X	63	42	76	X	X	46
Asia	78	X	X	77	45	49	187	—	70	40	X	—	—	40
North America	155	X	X	157	27	X	—	X	30	31	X	—	X	41
Rest of World	80	72	X	78	X	X	—	X	X	98	X	—	X	98
Total	98	108	X	100	46	58	106	X	66	42	80	X	145	44

“X” means not specified, capacity < 0.2 GW

ADJUSTMENT ITEMS TO NET INCOME (TOTALENERGIES SHARE)

3Q21	2Q21	3Q20	3Q19	in millions of dollars	9M21	9M20
(325)	(1,588)	(706)	(156)	Special items affecting net income (TotalEnergies share)	(2,255)	(9,361)
(177)	(1,379)	-	-	Gain (loss) on asset sales	(1,556)	-
(43)	(110)	(70)	(20)	Restructuring charges	(314)	(170)
(47)	(49)	(293)	(160)	Impairments	(240)	(8,394)
(58)	(50)	(343)	24	Other	(145)	(797)
320	375	4	(71)	After-tax inventory effect: FIFO vs. replacement cost	1,384	(1,504)
(119)	(44)	56	10	Effect of changes in fair value	(169)	(23)
(124)	(1,257)	(646)	(217)	Total adjustments affecting net income	(1,040)	(10,888)

RECONCILIATION OF ADJUSTED EBITDA WITH CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of net income (TotalEnergies share) to adjusted EBITDA

			3Q21 vs		3Q21 vs				9M21 vs
3Q21	2Q21	3Q20	3Q20	3Q19	3Q19	in millions of dollars	9M21	9M20	9M20
4,645	2,206	202	x23	2 800	+66%	Net income - TotalEnergies share	10,195	(8,133)	ns
124	1,257	646	-81%	217	-43%	Less: adjustment items to net income (TotalEnergies share)	1,040	10,888	-90%
4,769	3,463	848	x5.6	3,017	+58%	Adjusted net income - TotalEnergies share	11,235	2,755	x4.1
						Adjusted items
105	88	(15)	ns	70	+50%	Add: non-controlling interests	252	(28)	ns
2,674	1,485	684	x3.9	1,258	x2.1	Add: income taxes	5,605	1,174	x4.8
3,172	3,105	3,203	-1%	3,987	-20%	Add: depreciation, depletion and impairment of tangible assets and mineral interests	9,457	10,140	-7%
85	94	101	-16%	63	+35%	Add: amortization and impairment of intangible assets	282	256	+10%
454	501	549	-17%	594	-24%	Add: financial interest on debt	1,421	1,643	-14%
(79)	(69)	(49)	ns	-	ns	Less: financial income and expense from cash & cash equivalents	(235)	(36)	ns
11,180	8,667	5,321	x2.1	8,989	+24%	Adjusted EBITDA	28,017	15,904	+76%

17

INVESTMENTS – DIVESTMENTS

			3Q21		3Q21				9M21
3Q21	2Q21	3Q20	vs	3Q19	vs	In millions of dollars	9M21	9M20	vs
			3Q20		3Q19				9M20
2,813	2,802	2,184	+29%	3,296	-15%	Organic investments ( a )	7,993	6,908	+16%
172	245	148	+16%	152	+13%	Capitalized exploration	660	445	+48%
211	380	290	-27%	242	-13%	Increase in non-current loans	883	1,302	-32%
(112)	(89)	(330)	ns	(61)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(297)	(505)	ns
1	(4)	(11)	ns	(109)	ns	Change in debt from renewable projects (TotalEnergies share)	(170)	(163)	ns
126	662	150	-16%	4,429	-97%	Acquisitions ( b )	2,996	2,651	+13%
1,084	266	422	x2.6	1,007	+8%	Asset sales ( c )	1,967	1,100	+79%
(5)	5	7	ns	105	ns	Change in debt from renewable projects (partner share)	100	90	+11%
(958)	396	(272)	ns	3,422	ns	Net acquisitions	1,029	1,551	-34%
1,855	3,198	1,912	-3%	6,718	-72%	Net investments ( a + b - c )	9,022	8,459	+7%
757	-	-	ns	-	ns	Other transactions with non-controlling interests ( d )	757	-	ns
(120)	(78)	(1)	ns	(101)	ns	Organic loan repayment from equity affiliates ( e )	(228)	(35)	ns
(6)	9	18	ns	214	ns	Change in debt from renewable projects financing * ( f )	270	253	+7%
30	25	28	+7%	-	ns	Capex linked to capitalized leasing contracts ( g )	77	74	+4%
2,456	3,104	1,901	+29%	6,831	-64%	Cash flow used in investing activities ( a + b - c + d + e + f - g )	9,744	8,603	+13%

* Change in debt from renewable projects (TotalEnergies share and partner share).

CASH FLOW

			3Q21		3Q21				9M21
3Q21	2Q21	3Q20	vs	3Q19	vs	In millions of dollars	9M21	9M20	vs
			3Q20		3Q19				9M20
8,390	6,761	4,281	+96%	7,269	+15%	Operating cash flow before working capital changes w/o financial charges (DACF)	20,901	12,701	+65%
(330)	(409)	(491)	ns	(532)	ns	Financial charges	(1,122)	(1,502)	ns
8,060	6,352	3,791	x2.1	6,737	+20%	Operating cash flow before working capital changes ( a ) *	19,778	11,199	+77%
(2,662)	814	475	ns	1,639	ns	(Increase) decrease in working capital **	(2,403)	(223)	ns
365	463	90	x4.1	69	x5.3	Inventory effect	1,711	(1,748)	ns
(3)	(0)	(4)	ns	-	ns	Capital gain from renewable projects sale	(69)	(64)	ns
(120)	(78)	(1)	ns	(101)	ns	Organic loan repayment from equity affiliates	(228)	(35)	ns
5,640	7,551	4,351	+30%	8,206	-31%	Cash flow from operations	18,789	9,129	x2.1

2,813	2,802	2,184	+29%	3,296	-15%	Organic investments ( b )	7,993	6,908	+16%
5,247	3,550	1,607	x3.3	3,441	+52%	Free cash flow after organic investments, w/o net asset sales ( a - b )	11,785	4,291	x2.7

1,855	3,198	1,912	-3%	6,718	-72%	Net investments ( c )	9,022	8,459	+7%
6,205	3,154	1,879	x3.3	19	x326.6	Net cash flow ( a - c )	10,756	2,740	x3.9

* Operating cash flow before working capital changes, is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sale (effective first quarter 2020). Historical data have been restated to cancel the impact of fair valuation of iGRP sector’s contracts.

** Changes in working capital are presented excluding the mark-to-market effect of iGRP’s contracts.

18

GEARING RATIO

In millions of dollars	09/30/2021	06/30/2021	09/30/2020	09/30/2019
Current borrowings*	15,184	15,795	13,756	13,422
Other current financial liabilities	504	322	196	769
Current financial assets*	(3,821)	(4,326)	(5,843)	(3,720)
Net financial assets classified as held for sale	(1)	-	5	-
Non-current financial debt*	43,350	44,687	54,001	42,031
Non-current financial assets*	(1,927)	(2,726)	(2,122)	(615)
Cash and cash equivalents	(28,971)	(28,643)	(30,593)	(27,454)
Net debt (a)	24,318	25,109	29,400	24,433
Shareholders’ equity – TotalEnergies share	110,016	108,096	102,234	114,994
Non-controlling interests	3,211	2,480	2,177	2,319
Shareholders’ equity (b)	113,227	110,576	104,411	117,313
Net-debt-to-capital ratio = a / (a+b)	17.7%	18.5%	22.0%	17.2%
Leases (c)	7,786	7,702	7,499	6,888
Net-debt-to-capital ratio including leases (a+c) / (a+b+c)	22.1%	22.9%	26.1%	21.1%

* Excludes leases receivables and leases debts.

RETURN ON AVERAGE CAPITAL EMPLOYED

Twelve months ended September 30, 2021

	Integrated Gas,
	Renewables &	Exploration &	Refining &	Marketing
in millions of dollars	Power	Production	Chemicals	& Services
Adjusted net operating income	3,738	7,982	1,526	1,471
Capital employed at 9/30/2020*	43,799	78,548	11,951	8,211
Capital employed at 9/30/2021*	52,401	75,499	9,156	8,281
ROACE	7.8%	10.4%	14.5%	17.8%

Twelve months ended June 30, 2021

	Integrated
	Gas,
	Renewables &	Exploration &	Refining &	Marketing
in millions of dollars	Power	Production	Chemicals	& Services
Adjusted net operating income	2,415	6,057	836	1,494
Capital employed at 6/30/2020*	43,527	79,096	12,843	8,366
Capital employed at 6/30/2021*	49,831	76,013	9,285	8,439
ROACE	5.2%	7.8%	7.6%	17.8%

Twelve months ended September 30, 2020

	Integrated Gas,
	Renewables &	Exploration &	Refining &	Marketing &
in millions of dollars	Power	Production	Chemicals	Services
Adjusted net operating income	2,318	3,326	1,449	1,366
Capital employed at 9/30/2019*	41,516	88,560	11,658	7,570
Capital employed at 9/30/2020*	43,799	78,548	11,951	8,211
ROACE	5.4%	4.0%	12.3%	17.3%

* At replacement cost (excluding after-tax inventory effect).

19

MAIN INDICATORS

		3Q21	2Q21	1Q21	4Q20	3Q20
€/$		1.18	1.21	1.20	1.19	1.17
Brent	($/b)	73.5	69.0	61.1	44.2	42.9
Average liquids price*	($/b)	67.1	62.9	56.4	41.0	39.9
Average gas price* (1)	($/Mbtu)	6.33	4.43	4.06	3.31	2.52
Average LNG price** (1)	($/Mbtu)	9.10	6.59	6.08	4.90	3.57
Variable Cost Margin, European refining***	($/t)	20.5	10.2	5.3	4.6	-2.7

* Sales in $ / sales in volume for consolidated affiliates (excluding stock value variation).

** Sales in $ / sales in volume for consolidated and equity affiliates (excluding stock value variation).

(1) Does not take into account gas and LNG trading activities, which results are expected to be significantly higher compared to the second quarter 2021.

*** This indicator represents the average margin on variable costs realized by TotalEnergies’ European refining business (equal to the difference between the sales of refined products realized by TotalEnergies’ European refining and the crude purchases as well as associated variable costs, divided by refinery throughput in tons) - 3Q21 data restated in 2Q21 environment for energy costs.

Disclaimer: Data is based on TotalEnergies’ reporting and is not audited.

20

CONSOLIDATED STATEMENT OF INCOME

TotalEnergies

(unaudited)

	3rd quarter	2nd quarter	3rd quarter
(M$)(a)	2021	2021	2020

Sales	54,729	47,049	33,142
Excise taxes	(5,659)	(5,416)	(5,925)
Revenues from sales	49,070	41,633	27,217

Purchases, net of inventory variation	(32,344)	(26,719)	(16,885)
Other operating expenses	(6,617)	(6,717)	(5,610)
Exploration costs	(127)	(123)	(139)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,191)	(3,121)	(3,493)
Other income	195	223	457
Other expense	(605)	(298)	(281)

Financial interest on debt	(454)	(501)	(547)
Financial income and expense from cash & cash equivalents	87	77	89
Cost of net debt	(367)	(424)	(458)

Other financial income	193	265	134
Other financial expense	(140)	(131)	(165)

Net income (loss) from equity affiliates	1,377	(680)	94

Income taxes	(2,692)	(1,609)	(690)
Consolidated net income	4,752	2,299	181
TotalEnergies share	4,645	2,206	202
Non-controlling interests	107	93	(21)
Earnings per share ($)	1.72	0.80	0.04
Fully-diluted earnings per share ($)	1.71	0.80	0.04

(a) Except for per share amounts.

21

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TotalEnergies

(unaudited)

	3rd quarter	2nd quarter	3rd quarter
(M$)	2021	2021	2020
Consolidated net income	4,752	2,299	181

Other comprehensive income

Actuarial gains and losses	(3)	449	(6)
Change in fair value of investments in equity instruments	(95)	56	221
Tax effect	5	(142)	-
Currency translation adjustment generated by the parent company	(2,368)	1,239	3,663
Items not potentially reclassifiable to profit and loss	(2,461)	1,602	3,878
Currency translation adjustment	1,260	(746)	(1,830)
Cash flow hedge	424	(424)	363
Variation of foreign currency basis spread	2	(4)	(35)
Share of other comprehensive income of equity affiliates, net amount	184	(18)	(804)
Other	1	(1)	(7)
Tax effect	(100)	100	(115)
Items potentially reclassifiable to profit and loss	1,771	(1,093)	(2,428)
Total other comprehensive income (net amount)	(690)	509	1,450

Comprehensive income	4,062	2,808	1,631
TotalEnergies share	4,014	2,670	1,536
Non-controlling interests	48	138	95

22

CONSOLIDATED STATEMENT OF INCOME

TotalEnergies

(unaudited)

	9 months	9 months
(M$)(a)	2021	2020

Sales	145,515	102,742
Excise taxes	(16,179)	(15,386)
Revenues from sales	129,336	87,356

Purchases, net of inventory variation	(82,461)	(56,978)
Other operating expenses	(20,214)	(18,875)
Exploration costs	(417)	(393)
Depreciation, depletion and impairment of tangible assets and mineral interests	(9,637)	(18,721)
Other income	776	1,399
Other expense	(1,562)	(809)

Financial interest on debt	(1,421)	(1,646)
Financial income and expense from cash & cash equivalents	259	(16)
Cost of net debt	(1,162)	(1,662)

Other financial income	567	741
Other financial expense	(401)	(507)

Net income (loss) from equity affiliates	1,578	379

Income taxes	(5,940)	(169)
Consolidated net income	10,463	(8,239)
TotalEnergies share	10,195	(8,133)
Non-controlling interests	268	(106)
Earnings per share ($)	3.77	(3.22)
Fully-diluted earnings per share ($)	3.74	(3.22)

(a) Except for per share amounts.

23

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TotalEnergies

(unaudited)

	9 months	9 months
(M$)	2021	2020

Consolidated net income	10,463	(8,239)

Other comprehensive income

Actuarial gains and losses	446	(229)
Change in fair value of investments in equity instruments	(27)	147
Tax effect	(149)	86
Currency translation adjustment generated by the parent company	(5,302)	3,467
Items not potentially reclassifiable to profit and loss	(5,032)	3,471
Currency translation adjustment	3,037	(2,770)
Cash flow hedge	504	(930)
Variation of foreign currency basis spread	(2)	35
Share of other comprehensive income of equity affiliates, net amount	635	(1,731)
Other	1	(4)
Tax effect	(157)	252
Items potentially reclassifiable to profit and loss	4,018	(5,148)
Total other comprehensive income (net amount)	(1,014)	(1,677)

Comprehensive income	9,449	(9,916)
TotalEnergies share	9,226	(9,888)
Non-controlling interests	223	(28)

24

CONSOLIDATED BALANCE SHEET

TotalEnergies

	September 30, 2021	June 30, 2021	December 31, 2020	September 30, 2020

(M$)	(unaudited)	(unaudited)		(unaudited)

ASSETS

Non-current assets
Intangible assets, net	32,895	33,359	33,528	33,145
Property, plant and equipment, net	105,902	106,791	108,335	104,355
Equity affiliates : investments and loans	30,467	29,712	27,976	27,386
Other investments	1,688	2,247	2,007	1,822
Non-current financial assets	2,799	3,778	4,781	3,155
Deferred income taxes	6,452	6,578	7,016	6,952
Other non-current assets	2,530	2,800	2,810	2,570
Total non-current assets	182,733	185,265	186,453	179,385

Current assets
Inventories, net	19,601	19,162	14,730	12,373
Accounts receivable, net	19,865	17,192	14,068	12,893
Other current assets	39,967	17,585	13,428	14,637
Current financial assets	3,910	4,404	4,630	6,011
Cash and cash equivalents	28,971	28,643	31,268	30,593
Assets classified as held for sale	633	456	1,555	1,090
Total current assets	112,947	87,442	79,679	77,597
Total assets	295,680	272,707	266,132	256,982

LIABILITIES & SHAREHOLDERS' EQUITY

Shareholders' equity
Common shares	8,224	8,224	8,267	8,267
Paid-in surplus and retained earnings	113,795	110,967	107,078	107,632
Currency translation adjustment	(11,995)	(11,087)	(10,256)	(12,275)
Treasury shares	(8)	(8)	(1,387)	(1,390)
Total shareholders' equity - TotalEnergies share	110,016	108,096	103,702	102,234
Non-controlling interests	3,211	2,480	2,383	2,177
Total shareholders' equity	113,227	110,576	106,085	104,411

Non-current liabilities
Deferred income taxes	11,161	10,596	10,326	10,367
Employee benefits	3,218	3,305	3,917	3,719
Provisions and other non-current liabilities	20,355	20,716	20,925	19,351
Non-current financial debt	50,810	52,331	60,203	61,477
Total non-current liabilities	85,544	86,948	95,371	94,914

Current liabilities
Accounts payable	34,149	29,752	23,574	18,880
Other creditors and accrued liabilities	45,476	27,836	22,465	22,806
Current borrowings	16,471	16,983	17,099	14,980
Other current financial liabilities	504	322	203	196
Liabilities directly associated with the assets classified as held for sale	309	290	1,335	795
Total current liabilities	96,909	75,183	64,676	57,657
Total liabilities & shareholders' equity	295,680	272,707	266,132	256,982

25

CONSOLIDATED STATEMENT OF CASH FLOW

TotalEnergies

(unaudited)

	3rd quarter	2nd quarter	3rd quarter
(M$)	2021	2021	2020

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	4,752	2,299	181
Depreciation, depletion, amortization and impairment	3,361	3,287	3,634
Non-current liabilities, valuation allowances and deferred taxes	479	210	(88)
(Gains) losses on disposals of assets	100	(85)	(309)
Undistributed affiliates' equity earnings	(506)	1,255	178
(Increase) decrease in working capital	(2,698)	669	980
Other changes, net	152	(84)	(225)
Cash flow from operating activities	5,640	7,551	4,351

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(2,718)	(2,675)	(2,157)
Acquisitions of subsidiaries, net of cash acquired	(23)	(170)	-
Investments in equity affiliates and other securities	(67)	(307)	(229)
Increase in non-current loans	(219)	(380)	(301)
Total expenditures	(3,027)	(3,532)	(2,687)
Proceeds from disposals of intangible assets and property, plant and equipment	150	45	363
Proceeds from disposals of subsidiaries, net of cash sold	4	-	4
Proceeds from disposals of non-current investments	177	216	77
Repayment of non-current loans	240	167	342
Total divestments	571	428	786
Cash flow used in investing activities	(2,456)	(3,104)	(1,901)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	-	381	-
- Treasury shares	-	-	-
Dividends paid:
- Parent company shareholders	(2,053)	(2,094)	(825)
- Non-controlling interests	(41)	(53)	(103)
Net issuance (repayment) of perpetual subordinated notes	-	-	331
Payments on perpetual subordinated notes	(22)	(147)	(22)
Other transactions with non-controlling interests	721	-	(75)
Net issuance (repayment) of non-current debt	133	51	224
Increase (decrease) in current borrowings	(1,457)	(4,369)	(2,343)
Increase (decrease) in current financial assets and liabilities	513	(67)	730
Cash flow from (used in) financing activities	(2,206)	(6,298)	(2,083)
Net increase (decrease) in cash and cash equivalents	978	(1,851)	367
Effect of exchange rates	(650)	209	499
Cash and cash equivalents at the beginning of the period	28,643	30,285	29,727
Cash and cash equivalents at the end of the period	28,971	28,643	30,593

26

CONSOLIDATED STATEMENT OF CASH FLOW

TotalEnergies

(unaudited)

	9 months	9 months
(M$)	2021	2020

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	10,463	(8,239)
Depreciation, depletion, amortization and impairment	10,121	19,065
Non-current liabilities, valuation allowances and deferred taxes	810	(1,545)
(Gains) losses on disposals of assets	(270)	(649)
Undistributed affiliates' equity earnings	176	569
(Increase) decrease in working capital	(2,848)	527
Other changes, net	337	(599)
Cash flow from operating activities	18,789	9,129

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(7,803)	(6,930)
Acquisitions of subsidiaries, net of cash acquired	(193)	(188)
Investments in equity affiliates and other securities	(2,500)	(1,899)
Increase in non-current loans	(899)	(1,329)
Total expenditures	(11,395)	(10,346)
Proceeds from disposals of intangible assets and property, plant and equipment	421	626
Proceeds from disposals of subsidiaries, net of cash sold	233	158
Proceeds from disposals of non-current investments	456	392
Repayment of non-current loans	541	567
Total divestments	1,651	1,743
Cash flow used in investing activities	(9,744)	(8,603)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	381	374
- Treasury shares	(165)	(611)
Dividends paid:
- Parent company shareholders	(6,237)	(4,635)
- Non-controlling interests	(104)	(179)
Net issuance (repayment) of perpetual subordinated notes	3,248	331
Payments on perpetual subordinated notes	(256)	(253)
Other transactions with non-controlling interests	666	(145)
Net issuance (repayment) of non-current debt	(706)	15,696
Increase (decrease) in current borrowings	(7,488)	(6,162)
Increase (decrease) in current financial assets and liabilities	298	(1,816)
Cash flow from (used in) financing activities	(10,363)	2,600
Net increase (decrease) in cash and cash equivalents	(1,318)	3,126
Effect of exchange rates	(979)	115
Cash and cash equivalents at the beginning of the period	31,268	27,352
Cash and cash equivalents at the end of the period	28,971	30,593

27

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

TotalEnergies

(unaudited)

	Common shares issued		Paid-in surplus and retained earnings	Currency translation adjustment	Treasury shares		Shareholders' equity - TotalEnergies Share	Non- controlling interests	Total shareholders' equity
(M$)	Number	Amount			Number	Amount
As of January 1, 2020	2,601,881,075	8,123	121,170	(11,503)	(15,474,234)	(1,012)	116,778	2,527	119,305
Net income of the first nine months 2020	-	-	(8,133)	-	-	-	(8,133)	(106)	(8,239)
Other comprehensive income	-	-	(983)	(772)	-	-	(1,755)	78	(1,677)
Comprehensive Income	-	-	(9,116)	(772)	-	-	(9,888)	(28)	(9,916)
Dividend	-	-	(5,829)	-	-	-	(5,829)	(234)	(6,063)
Issuance of common shares	51,242,950	144	1,470	-	-	-	1,614	-	1,614
Purchase of treasury shares	-	-	-	-	(13,236,044)	(611)	(611)	-	(611)
Sale of treasury shares(a)	-	-	(233)	-	4,297,502	233	-	-	-
Share-based payments	-	-	144	-	-	-	144	-	144
Share cancellation	-	-	-	-	-	-	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	331	-	-	-	331	-	331
Payments on perpetual subordinated notes	-	-	(227)	-	-	-	(227)	-	(227)
Other operations with non-controlling interests	-	-	(63)	-	-	-	(63)	(82)	(145)
Other items	-	-	(15)	-	-	-	(15)	(6)	(21)
As of September 30, 2020	2,653,124,025	8,267	107,632	(12,275)	(24,412,776)	(1,390)	102,234	2,177	104,411
Net income of the fourth quarter 2020	-	-	891	-	-	-	891	12	903
Other comprehensive income	-	-	662	2,023	-	-	2,685	222	2,907
Comprehensive Income	-	-	1,553	2,023	-	-	3,576	234	3,810
Dividend	-	-	(2,070)	-	-	-	(2,070)	-	(2,070)
Issuance of common shares	-	-	-	-	-	-	-	-	-
Purchase of treasury shares	-	-	-	-	-	-	-	-	-
Sale of treasury shares(a)	-	-	(3)	-	20,073	3	-	-	-
Share-based payments	-	-	44	-	-	-	44	-	44
Share cancellation	-	-	-	-	-	-	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	-	-	-	-	-	-	-
Payments on perpetual subordinated notes	-	-	(81)	-	-	-	(81)	-	(81)
Other operations with non-controlling interests	-	-	2	(4)	-	-	(2)	(35)	(37)
Other items	-	-	1	-	-	-	1	7	8
As of December 31, 2020	2,653,124,025	8,267	107,078	(10,256)	(24,392,703)	(1,387)	103,702	2,383	106,085
Net income of the first nine months 2021	-	-	10,195	-	-	-	10,195	268	10,463
Other comprehensive income	-	-	762	(1,731)	-	-	(969)	(45)	(1,014)
Comprehensive Income	-	-	10,957	(1,731)	-	-	9,226	223	9,449
Dividend	-	-	(6,236)	-	-	-	(6,236)	(104)	(6,340)
Issuance of common shares	10,589,713	31	350	-	-	-	381	-	381
Purchase of treasury shares	-	-	-	-	(3,636,351)	(165)	(165)	-	(165)
Sale of treasury shares(a)	-	-	(216)	-	4,571,235	216	-	-	-
Share-based payments	-	-	103	-	-	-	103	-	103
Share cancellation	(23,284,409)	(74)	(1,254)	-	23,284,409	1,328	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	3,254	-	-	-	3,254	-	3,254
Payments on perpetual subordinated notes	-	-	(278)	-	-	-	(278)	-	(278)
Other operations with non-controlling interests	-	-	26	(6)	-	-	20	701	721
Other items	-	-	11	(2)	-	-	9	8	17
As of September 30, 2021	2,640,429,329	8,224	113,795	(11,995)	(173,410)	(8)	110,016	3,211	113,227
(a)Treasury shares related to the performance share grants.

28

TotalEnergies

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST NINE MONTHS 2021

(unaudited)

1) Accounting policies

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and IFRS as published by the International Accounting Standards Board (IASB).

The interim consolidated financial statements of TotalEnergies SE and its subsidiaries (the Company) as of September 30, 2021, are presented in U.S. dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.

The accounting principles applied for the consolidated financial statements at September 30, 2021, are consistent with those used for the financial statements at December 31, 2020. Since January 1, 2020, the Company has early adopted the amendments to IFRS 7 and IFRS 9 relating to the interest rate benchmark reform phase II. In particular, these amendments allow to maintain the hedge accounting qualification of interest rate derivatives.

The preparation of financial statements in accordance with IFRS for the closing as of September 30, 2021 requires the executive management to make estimates, assumptions and judgments that affect the information reported in the Consolidated Financial Statements and the Notes thereto.

These estimates, assumptions and judgments are based on historical experience and other factors believed to be reasonable at the date of preparation of the financial statements. They are reviewed on an on-going basis by management and therefore could be revised as circumstances change or as a result of new information.

The main estimates, judgments and assumptions relate to the estimation of hydrocarbon reserves in application of the successful efforts method for the oil and gas activities, asset impairments, employee benefits, asset retirement obligations and income taxes. These estimates and assumptions are described in the Notes to the Consolidated Financial Statements as of December 31, 2020.

Different estimates, assumptions and judgments could significantly affect the information reported, and actual results may differ from the amounts included in the Consolidated Financial Statements and the Notes thereto.

Furthermore, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the management of the Company applies its judgment to define and apply accounting policies that provide information consistent with the general IFRS concepts: faithful representation, relevance and materiality.

2) Changes in the Company structure

2.1) Main acquisitions and divestments

➢	Exploration & Production

•	In July 2021, TotalEnergies, through its affiliate Total Venezuela, has transferred its stake of 30.32% in Petrocedeño S.A. to Corporation Venezolana de Petróleos (CVP), an affiliate of Petróleos de Venezuela (PDVSA). This transaction carried out for a symbolic amount in exchange of a broad indemnity in relation to the past and future participation of TotalEnergies’ in Petrocedeño, resulted in the recognition of a loss of $1.38 billion in the financial statements of TotalEnergies, as of June 30, 2021.

➢	Integrated Gas, Renewables & Power

•	In January 2021, TotalEnergies finalized the acquisition of a 20% minority interest in Adani Green Energy Limited (AGEL) from Adani Group. Adani Green Energy Limited (AGEL), a part of the Adani Group, has 14.6 GW of operating, under-construction and awarded renewable power projects catering to investment-grade counterparties.

•	In July 2021, TotalEnergies has executed a tolling agreement with GIP Australia (GIP) in relation to the downstream facilities of the Gladstone LNG Project owned by its subsidiary Total GLNG Australia (TGA), with an effective date of January 1, 2021. As part of this agreement, GIP has paid an amount of more than $750 million and will receive a tolling fee revenue calculated on TGA’s share of gas processed through the downstream facilities over a period of 15 years. TGA retains full control and ownership of its 27.5% interest in the Gladstone LNG Downstream Joint Venture.

➢	Refining & Chemicals

•	In February 2021, TotalEnergies finalized the sale of Lindsey refinery and its associated logistic assets, as well as all the related rights and obligations, to the Prax Group.

2.2) Divestment projects

➢	Exploration & Production

•	On July 30, 2020, TotalEnergies announced that its 58% owned affiliate Total Gabon has signed an agreement with Perenco to divest its interests in seven mature non-operated offshore fields, along with its interests and operatorship in the Cap Lopez oil terminal. The transaction remains subject to approval by the Gabonese authorities.

As of September 30, 2021, the assets and liabilities have been respectively classified in the consolidated balance sheet as “assets classified as held for sale” for an amount of $400 million and “liabilities classified as held for sale” for an amount of $176 million. These assets mainly include tangible assets.

3) Business segment information

Description of the business segments

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies and which is reviewed by the main operational decision-making body of the Company, namely the Executive Committee.

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices between business segments approximate market prices.

The organization of the Company's activities is structured around the four followings segments:

-	An Exploration & Production segment. Starting September 2021, it notably includes the carbon neutrality activity that was previously reported in the Integrated Gas, Renewables & Power segment. Business segment information relating to fiscal year 2020 has not been restated due to the non-material impact of this change;

-	An Integrated Gas, Renewables & Power segment comprising integrated gas (including LNG) and low carbon electricity businesses. It includes the upstream and midstream LNG activity;

-	A Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes the activities of oil Supply, Trading and marine Shipping;

-	A Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products;

In addition the Corporate segment includes holdings operating and financial activities.

Adjustment items

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items include:

(i)	Special items

Due to their unusual nature or particular significance, certain transactions qualified as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii)	The inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost methods.

(iii)	Effect of changes in fair value

The effect of changes in fair value presented as adjustment items reflects for certain transactions differences between the internal measure of performance used by TotalEnergies’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

TotalEnergies, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in the Company’s internal economic performance. IFRS precludes recognition of this fair value effect.

Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items and the effect of changes in fair value.

3.1) Information by business segment

9 months 2021
(M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	5,178	19,070	62,819	58,434	14	-	145,515
Intersegment sales	23,021	2,794	18,921	296	106	(45,138)	-
Excise taxes	-	-	(870)	(15,309)	-	-	(16,179)
Revenues from sales	28,199	21,864	80,870	43,421	120	(45,138)	129,336
Operating expenses	(11,310)	(18,823)	(76,732)	(40,812)	(553)	45,138	(103,092)
Depreciation, depletion and impairment of tangible assets and mineral interests	(6,473)	(1,105)	(1,184)	(793)	(82)	-	(9,637)
Operating income	10,416	1,936	2,954	1,816	(515)	-	16,607
Net income (loss) from equity affiliates and other items	(834)	1,464	290	25	13	-	958
Tax on net operating income	(4,382)	(365)	(834)	(574)	77	-	(6,078)
Net operating income	5,200	3,035	2,410	1,267	(425)	-	11,487
Net cost of net debt							(1,024)
Non-controlling interests							(268)
Net income - TotalEnergies share							10,195

9 months 2021 (adjustments)(a)
(M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	-	(44)	-	-	-	-	(44)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	(44)	-	-	-	-	(44)
Operating expenses	(55)	(214)	1,432	257	-	-	1,420
Depreciation, depletion and impairment of tangible assets and mineral interests	-	(155)	(25)	-	-	-	(180)
Operating income (b)	(55)	(413)	1,407	257	-	-	1,196
Net income (loss) from equity affiliates and other items	(1,728)	(99)	33	(55)	(60)	-	(1,909)
Tax on net operating income	69	63	(386)	(74)	2	-	(326)
Net operating income (b)	(1,714)	(449)	1,054	128	(58)	-	(1,039)
Net cost of net debt							15
Non-controlling interests							(16)
Net income - TotalEnergies share							(1,040)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	1,449	262	-
- On net operating income	-	-	1,222	189	-

9 months 2021 (adjusted)
(M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	5,178	19,114	62,819	58,434	14	-	145,559
Intersegment sales	23,021	2,794	18,921	296	106	(45,138)	-
Excise taxes	-	-	(870)	(15,309)	-	-	(16,179)
Revenues from sales	28,199	21,908	80,870	43,421	120	(45,138)	129,380
Operating expenses	(11,255)	(18,609)	(78,164)	(41,069)	(553)	45,138	(104,512)
Depreciation, depletion and impairment of tangible assets and mineral interests	(6,473)	(950)	(1,159)	(793)	(82)	-	(9,457)
Adjusted operating income	10,471	2,349	1,547	1,559	(515)	-	15,411
Net income (loss) from equity affiliates and other items	894	1,563	257	80	73	-	2,867
Tax on net operating income	(4,451)	(428)	(448)	(500)	75	-	(5,752)
Adjusted net operating income	6,914	3,484	1,356	1,139	(367)	-	12,526
Net cost of net debt							(1,039)
Non-controlling interests							(252)
Adjusted net income - TotalEnergies share							11,235

9 months 2021
(M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	4,949	4,870	915	599	62		11,395
Total divestments	537	810	146	138	20		1,651
Cash flow from operating activities	13,385	884	4,027	1,947	(1,454)		18,789

9 months 2020 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	3,716	10,398	41,563	47,058	7	-	102,742
Intersegment sales	12,909	1,375	13,218	259	83	(27,844)	-
Excise taxes	-	-	(1,777)	(13,609)	-	-	(15,386)
Revenues from sales	16,625	11,773	53,004	33,708	90	(27,844)	87,356
Operating expenses	(8,483)	(10,278)	(52,535)	(32,031)	(763)	27,844	(76,246)
Depreciation, depletion and impairment of tangible assets and mineral interests	(14,498)	(1,958)	(1,466)	(743)	(56)	-	(18,721)
Operating income	(6,356)	(463)	(997)	934	(729)	-	(7,611)
Net income (loss) from equity affiliates and other items	691	645	(339)	46	160	-	1,203
Tax on net operating income	(299)	64	152	(346)	5	-	(424)
Net operating income	(5,964)	246	(1,184)	634	(564)	-	(6,832)
Net cost of net debt							(1,407)
Non-controlling interests							106
Net income - TotalEnergies share							(8,133)

9 months 2020 (adjustments)(a) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	-	17	-	-	-	-	17
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	17	-	-	-	-	17
Operating expenses	(88)	(367)	(1,685)	(347)	(91)	-	(2,578)
Depreciation, depletion and impairment of tangible assets and mineral interests	(7,338)	(953)	(290)	-	-	-	(8,581)
Operating income (b)	(7,426)	(1,303)	(1,975)	(347)	(91)	-	(11,142)
Net income (loss) from equity affiliates and other items	79	(356)	(486)	(11)	-	-	(774)
Tax on net operating income	88	381	408	100	12	-	989
Net operating income (b)	(7,259)	(1,278)	(2,053)	(258)	(79)	-	(10,927)
Net cost of net debt							(39)
Non-controlling interests							78
Net income - TotalEnergies share							(10,888)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	(1,509)	(239)	-
- On net operating income	-	-	(1,357)	(169)	-

9 months 2020 (adjusted) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	3,716	10,381	41,563	47,058	7	-	102,725
Intersegment sales	12,909	1,375	13,218	259	83	(27,844)	-
Excise taxes	-	-	(1,777)	(13,609)	-	-	(15,386)
Revenues from sales	16,625	11,756	53,004	33,708	90	(27,844)	87,339
Operating expenses	(8,395)	(9,911)	(50,850)	(31,684)	(672)	27,844	(73,668)
Depreciation, depletion and impairment of tangible assets and mineral interests	(7,160)	(1,005)	(1,176)	(743)	(56)	-	(10,140)
Adjusted operating income	1,070	840	978	1,281	(638)	-	3,531
Net income (loss) from equity affiliates and other items	612	1,001	147	57	160	-	1,977
Tax on net operating income	(387)	(317)	(256)	(446)	(7)	-	(1,413)
Adjusted net operating income	1,295	1,524	869	892	(485)	-	4,095
Net cost of net debt							(1,368)
Non-controlling interests							28
Adjusted net income - TotalEnergies share							2,755

9 months 2020 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	4,556	4,335	850	519	86		10,346
Total divestments	687	813	118	97	28		1,743
Cash flow from operating activities	6,876	1,554	924	1,453	(1,678)		9,129

3rd quarter 2021 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,921	8,482	22,765	21,554	7	-	54,729
Intersegment sales	8,588	1,239	7,031	110	38	(17,006)	-
Excise taxes	-	-	(240)	(5,419)	-	-	(5,659)
Revenues from sales	10,509	9,721	29,556	16,245	45	(17,006)	49,070
Operating expenses	(3,958)	(8,502)	(28,153)	(15,302)	(179)	17,006	(39,088)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,156)	(343)	(397)	(267)	(28)	-	(3,191)
Operating income	4,395	876	1,006	676	(162)	-	6,791
Net income (loss) from equity affiliates and other items	139	782	79	2	18	-	1,020
Tax on net operating income	(2,007)	(208)	(273)	(222)	23	-	(2,687)
Net operating income	2,527	1,450	812	456	(121)	-	5,124
Net cost of net debt							(372)
Non-controlling interests							(107)
Net income - TotalEnergies share							4,645

3rd quarter 2021 (adjustments)(a) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	-	-	-	-	-	-	-
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	-	-	-	-	-	-
Operating expenses	(32)	(152)	301	44	-	-	161
Depreciation, depletion and impairment of tangible assets and mineral interests	-	(7)	(12)	-	-	-	(19)
Operating income (b)	(32)	(159)	289	44	-	-	142
Net income (loss) from equity affiliates and other items	(246)	(3)	5	(12)	2	-	(254)
Tax on net operating income	79	4	(84)	(14)	-	-	(15)
Net operating income (b)	(199)	(158)	210	18	2	-	(127)
Net cost of net debt							5
Non-controlling interests							(2)
Net income - TotalEnergies share							(124)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	309	56	-
- On net operating income	-	-	285	41	-

3rd quarter 2021 (adjusted) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,921	8,482	22,765	21,554	7	-	54,729
Intersegment sales	8,588	1,239	7,031	110	38	(17,006)	-
Excise taxes	-	-	(240)	(5,419)	-	-	(5,659)
Revenues from sales	10,509	9,721	29,556	16,245	45	(17,006)	49,070
Operating expenses	(3,926)	(8,350)	(28,454)	(15,346)	(179)	17,006	(39,249)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,156)	(336)	(385)	(267)	(28)	-	(3,172)
Adjusted operating income	4,427	1,035	717	632	(162)	-	6,649
Net income (loss) from equity affiliates and other items	385	785	74	14	16	-	1,274
Tax on net operating income	(2,086)	(212)	(189)	(208)	23	-	(2,672)
Adjusted net operating income	2,726	1,608	602	438	(123)	-	5,251
Net cost of net debt							(377)
Non-controlling interests							(105)
Adjusted net income - TotalEnergies share							4,769

3rd quarter 2021 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	1,754	683	337	239	14		3,027
Total divestments	163	358	17	31	2		571
Cash flow from operating activities	4,814	(463)	799	845	(355)		5,640

3rd quarter 2020 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,142	1,995	13,607	16,397	1	-	33,142
Intersegment sales	4,248	480	4,167	63	24	(8,982)	-
Excise taxes	-	-	(658)	(5,267)	-	-	(5,925)
Revenues from sales	5,390	2,475	17,116	11,193	25	(8,982)	27,217
Operating expenses	(2,435)	(1,880)	(16,799)	(10,301)	(201)	8,982	(22,634)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,187)	(342)	(678)	(270)	(16)	-	(3,493)
Operating income	768	253	(361)	622	(192)	-	1,090
Net income (loss) from equity affiliates and other items	251	225	(247)	14	(4)	-	239
Tax on net operating income	(243)	(266)	(51)	(187)	3	-	(744)
Net operating income	776	212	(659)	449	(193)	-	585
Net cost of net debt							(404)
Non-controlling interests							21
Net income - TotalEnergies share							202

3rd quarter 2020 (adjustments)(a) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	-	33	-	-	-	-	33
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	33	-	-	-	-	33
Operating expenses	(51)	(49)	(48)	(6)	-	-	(154)
Depreciation, depletion and impairment of tangible assets and mineral interests	-	-	(290)	-	-	-	(290)
Operating income (b)	(51)	(16)	(338)	(6)	-	-	(411)
Net income (loss) from equity affiliates and other items	8	(64)	(215)	(6)	-	-	(277)
Tax on net operating income	18	7	(18)	-	-	-	7
Net operating income (b)	(25)	(73)	(571)	(12)	-	-	(681)
Net cost of net debt							29
Non-controlling interests							6
Net income - TotalEnergies share							(646)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	95	(5)	-
- On net operating income	-	-	14	(6)	-

3rd quarter 2020 (adjusted) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,142	1,962	13,607	16,397	1	-	33,109
Intersegment sales	4,248	480	4,167	63	24	(8,982)	-
Excise taxes	-	-	(658)	(5,267)	-	-	(5,925)
Revenues from sales	5,390	2,442	17,116	11,193	25	(8,982)	27,184
Operating expenses	(2,384)	(1,831)	(16,751)	(10,295)	(201)	8,982	(22,480)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,187)	(342)	(388)	(270)	(16)	-	(3,203)
Adjusted operating income	819	269	(23)	628	(192)	-	1,501
Net income (loss) from equity affiliates and other items	243	289	(32)	20	(4)	-	516
Tax on net operating income	(261)	(273)	(33)	(187)	3	-	(751)
Adjusted net operating income	801	285	(88)	461	(193)	-	1,266
Net cost of net debt							(433)
Non-controlling interests							15
Adjusted net income - TotalEnergies share							848

3rd quarter 2020 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	1,291	874	317	185	20		2,687
Total divestments	362	380	17	25	2		786
Cash flow from operating activities	2,043	654	1,027	1,033	(406)		4,351

3.2) Reconciliation of the information by business segment with consolidated financial statements

			Consolidated
9 months 2021			statement of
(M$)	Adjusted	Adjustments(a)	income
Sales	145,559	(44)	145,515
Excise taxes	(16,179)	-	(16,179)
Revenues from sales	129,380	(44)	129,336

Purchases net of inventory variation	(83,971)	1,510	(82,461)
Other operating expenses	(20,124)	(90)	(20,214)
Exploration costs	(417)	-	(417)
Depreciation, depletion and impairment of tangible assets and mineral interests	(9,457)	(180)	(9,637)
Other income	749	27	776
Other expense	(451)	(1,111)	(1,562)

Financial interest on debt	(1,421)	-	(1,421)
Financial income and expense from cash& cash equivalents	235	24	259
Cost of net debt	(1,186)	24	(1,162)

Other financial income	567	-	567
Other financial expense	(401)	-	(401)

Net income (loss) from equity affiliates	2,403	(825)	1,578

Income taxes	(5,605)	(335)	(5,940)
Consolidated net income	11,487	(1,024)	10,463
TotalEnergies share	11,235	(1,040)	10,195
Non-controlling interests	252	16	268

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
9 months 2020			statement of
(M$)	Adjusted	Adjustments(a)	income
Sales	102,725	17	102,742
Excise taxes	(15,386)	-	(15,386)
Revenues from sales	87,339	17	87,356

Purchases net of inventory variation	(54,891)	(2,087)	(56,978)
Other operating expenses	(18,384)	(491)	(18,875)
Exploration costs	(393)	-	(393)
Depreciation, depletion and impairment of tangible assets and mineral interests	(10,140)	(8,581)	(18,721)
Other income	1,130	269	1,399
Other expense	(409)	(400)	(809)

Financial interest on debt	(1,643)	(3)	(1,646)
Financial income and expense from cash& cash equivalents	36	(52)	(16)
Cost of net debt	(1,607)	(55)	(1,662)

Other financial income	741	-	741
Other financial expense	(506)	(1)	(507)

Net income (loss) from equity affiliates	1,021	(642)	379

Income taxes	(1,174)	1,005	(169)
Consolidated net income	2,727	(10,966)	(8,239)
TotalEnergies share	2,755	(10,888)	(8,133)
Non-controlling interests	(28)	(78)	(106)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
3rd quarter 2021			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	54,729	-	54,729
Excise taxes	(5,659)	-	(5,659)
Revenues from sales	49,070	-	49,070

Purchases net of inventory variation	(32,574)	230	(32,344)
Other operating expenses	(6,548)	(69)	(6,617)
Exploration costs	(127)	-	(127)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,172)	(19)	(3,191)
Other income	195	-	195
Other expense	(117)	(488)	(605)

Financial interest on debt	(454)	-	(454)
Financial income and expense from cash& cash equivalents	79	8	87
Cost of net debt	(375)	8	(367)

Other financial income	193	-	193
Other financial expense	(140)	-	(140)

Net income (loss) from equity affiliates	1,143	234	1,377

Income taxes	(2,674)	(18)	(2,692)
Consolidated net income	4,874	(122)	4,752
TotalEnergies share	4,769	(124)	4,645
Non-controlling interests	105	2	107

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
3rd quarter 2020			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	33,109	33	33,142
Excise taxes	(5,925)	-	(5,925)
Revenues from sales	27,184	33	27,217

Purchases net of inventory variation	(16,942)	57	(16,885)
Other operating expenses	(5,399)	(211)	(5,610)
Exploration costs	(139)	-	(139)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,203)	(290)	(3,493)
Other income	310	147	457
Other expense	(115)	(166)	(281)

Financial interest on debt	(549)	2	(547)
Financial income and expense from cash& cash equivalents	49	40	89
Cost of net debt	(500)	42	(458)

Other financial income	134	-	134
Other financial expense	(165)	-	(165)

Net income (loss) from equity affiliates	352	(258)	94

Income taxes	(684)	(6)	(690)
Consolidated net income	833	(652)	181
TotalEnergies share	848	(646)	202
Non-controlling interests	(15)	(6)	(21)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

3.3) Adjustment items

The detail of the adjustment items is presented in the table below.

ADJUSTMENTS TO OPERATING INCOME
(M$)		Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Total
3rd quarter 2021	Inventory valuation effect	-	-	309	56	-	365
	Effect of changes in fair value	-	(122)	-	-	-	(122)
	Restructuring charges	(36)	(3)	(8)	-	-	(47)
	Asset impairment charges	-	(7)	(12)	-	-	(19)
	Other items	4	(27)	-	(12)	-	(35)
Total		(32)	(159)	289	44	-	142
3rd quarter 2020	Inventory valuation effect	-	-	95	(5)	-	90
	Effect of changes in fair value	-	66	-	-	-	66
	Restructuring charges	(22)	(10)	-	-	-	(32)
	Asset impairment charges	-	-	(290)	-	-	(290)
	Other items	(29)	(72)	(143)	(1)	-	(245)
Total		(51)	(16)	(338)	(6)	-	(411)
9 months 2021	Inventory valuation effect	-	-	1,449	262	-	1,711
	Effect of changes in fair value	-	(180)	-	-	-	(180)
	Restructuring charges	(36)	(13)	(16)	-	-	(65)
	Asset impairment charges	-	(155)	(25)	-	-	(180)
	Other items	(19)	(65)	(1)	(5)	-	(90)
Total		(55)	(413)	1,407	257	-	1,196
9 months 2020	Inventory valuation effect	-	-	(1,509)	(239)	-	(1,748)
	Effect of changes in fair value	-	(32)	-	-	-	(32)
	Restructuring charges	(32)	(28)	(7)	-	-	(67)
	Asset impairment charges	(7,338)	(953)	(290)	-	-	(8,581)
	Other items	(56)	(290)	(169)	(108)	(91)	(714)
Total		(7,426)	(1,303)	(1,975)	(347)	(91)	(11,142)

ADJUSTMENTS TO NET INCOME, TotalEnergies SHARE

(M$)		Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Total
3rd quarter 2021	Inventory valuation effect	-	-	282	38	-	320
	Effect of changes in fair value	-	(119)	-	-	-	(119)
	Restructuring charges	2	(2)	(46)	1	2	(43)
	Asset impairment charges	-	(5)	(29)	(13)	-	(47)
	Gains (losses) on disposals of assets	(177)	-	-	-	-	(177)
	Other items	(19)	(28)	-	(11)	-	(58)
Total		(194)	(154)	207	15	2	(124)

3rd quarter 2020	Inventory valuation effect	-	-	10	(6)	-	4
	Effect of changes in fair value	-	56	-	-	-	56
	Restructuring charges	(17)	(12)	(41)	-	-	(70)
	Asset impairment charges	-	-	(291)	(2)	-	(293)
Gains (losses) on disposals of assets		-	-	-	-	-	-
	Other items	(8)	(110)	(251)	(1)	27	(343)
Total		(25)	(66)	(573)	(9)	27	(646)
9 months 2021	Inventory valuation effect	-	-	1,208	176	-	1,384
	Effect of changes in fair value	-	(169)	-	-	-	(169)
	Restructuring charges	(83)	(14)	(117)	(42)	(58)	(314)
	Asset impairment charges	-	(185)	(42)	(13)	-	(240)
Gains (losses) on disposals of assets		(1,556)*	-	-	-	-	(1,556)
	Other items	(60)	(70)	(9)	(6)	-	(145)
Total		(1,699)	(438)	1,040	115	(58)	(1,040)
*Of which $1,379 million related to the impact of the TotalEnergies' interest sale of Petrocedeño to PDVSA.

9 months 2020	Inventory valuation effect	-	-	(1,354)	(150)	-	(1,504)
	Effect of changes in fair value	-	(23)	-	-	-	(23)
	Restructuring charges	(20)	(34)	(116)	-	-	(170)
	Asset impairment charges	(7,272)	(829)	(291)	(2)	-	(8,394)
Gains (losses) on disposals of assets		-	-	-	-	-	-
	Other items	43	(366)	(287)	(72)	(115)	(797)
Total		(7,249)	(1,252)	(2,048)	(224)	(115)	(10,888)

4) Shareholders’ equity

Treasury shares (TotalEnergies shares held directly by TotalEnergies SE)

Shares to be allocated as part of performance share grant plans
including the 2019 plan	99,480
including other plans	73,930
Total Treasury shares	173,410

Dividend

The Board of directors of October 27, 2021 decided to set the third interim dividend for the fiscal year 2021 at 0.66 euro per share, an amount equal to the first and second interim dividends. The ex-dividend date of this third interim dividend will be March 22, 2022 and it will be paid in cash exclusively on April 1st, 2022.

Dividend 2021	First interim	Second interim	Third interim
Amount	€0.66	€0.66	€0.66
Set date	April 28, 2021	July 28, 2021	October 27, 2021
Ex-dividend date	September 21, 2021	January 3, 2022	March 22, 2022
Payment date	October 1, 2021	January 13, 2022	April 1, 2022

Earnings per share in Euro

Earnings per share in Euro, calculated from the earnings per share in U.S. dollars converted at the average Euro/USD exchange rate for the period, amounted to €1.46 per share for the 3rd quarter 2021 (€0.66 per share for the 2nd quarter 2021 and €0.04 per share for the 3rd quarter 2020). Diluted earnings per share calculated using the same method amounted to €1.44 per share for the 3rd quarter 2021 (€0.66 per share for the 2nd quarter 2021 and €0.04 per share for the 3rd quarter 2020).

Earnings per share are calculated after remuneration of perpetual subordinated notes.

Perpetual subordinated notes

TotalEnergies SE issued perpetual subordinated notes in January 2021 :

-	Perpetual subordinated notes 1.625% callable in January 2028, or in anticipation in October 2027 (€1,500 million); and

-	Perpetual subordinated notes 2.125% callable in January 2033, or in anticipation in July 2032 (€1,500 million).

Following the two tender operations on perpetual subordinated notes 2.250% callable from February 2021 (carried out in April 2019 and September 2020 for a nominal amount of €1,500 million and €703 million respectively), TotalEnergies SE fully reimbursed the residual nominal amount of this note at its first call date for an amount of €297 million on February 26, 2021.

Other comprehensive income

Detail of other comprehensive income is presented in the table below:

(M$)	9 months 2021	9 months 2020
Actuarial gains and losses	446	(229)
Change in fair value of investments in equity instruments	(27)	147
Tax effect	(149)	86
Currency translation adjustment generated by the parent company	(5,302)	3,467
Sub-total items not potentially reclassifiable to profit and loss	(5,032)	3,471

Currency translation adjustment	3,037	(2,770)
- unrealized gain/(loss) of the period	3,198	(2,738)
- less gain/(loss) included in net income	161	32

Cash flow hedge	504	(930)
- unrealized gain/(loss) of the period	337	(877)
- less gain/(loss) included in net income	(167)	53

Variation of foreign currency basis spread	(2)	35
- unrealized gain/(loss) of the period	(39)	(3)
- less gain/(loss) included in net income	(37)	(38)

Share of other comprehensive income of equity affiliates, net amount	635	(1,731)
- unrealized gain/(loss) of the period	634	(1,741)
- less gain/(loss) included in net income	(1)	(10)

Other	1	(4)

Tax effect	(157)	252
Sub-total items potentially reclassifiable to profit and loss	4,018	(5,148)
Total other comprehensive income (net amount)	(1,014)	(1,677)

Tax effects relating to each component of other comprehensive income are as follows:

	9 months 2021			9 months 2020
(M$)	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount
Actuarial gains and losses	446	(141)	305	(229)	53	(176)
Change in fair value of investments in equity instruments	(27)	(8)	(35)	147	33	180
Currency translation adjustment generated by the parent company	(5,302)	-	(5,302)	3,467	-	3,467
Sub-total items not potentially reclassifiable to profit and loss	(4,883)	(149)	(5,032)	3,385	86	3,471
Currency translation adjustment	3,037	-	3,037	(2,770)	-	(2,770)
Cash flow hedge	504	(155)	349	(930)	263	(667)

Variation of foreign currency basis spread	(2)	(2)	(4)	35	(11)	24
Share of other comprehensive income of equity affiliates, net amount	635	-	635	(1,731)	-	(1,731)
Other	1	-	1	(4)	-	(4)
Sub-total items potentially reclassifiable to profit and loss	4,175	(157)	4,018	(5,400)	252	(5,148)
Total other comprehensive income	(708)	(306)	(1,014)	(2,015)	338	(1,677)

Non-Controlling Interests

As mentioned in Note 2.1 Main acquisitions and divestments, TotalEnergies has executed a tolling agreement with GIP Australia (GIP) with an effective date of January 1, 2021. As part of this agreement, GIP has paid an amount of more than $750 million. GIP's participation is recognized as a non-controlling interest.

5) Financial debt

The Company has not issued any new senior bond during the first nine months of 2021.

The Company reimbursed three senior bonds during the first nine months of 2021:

-	Bond 4.125% issued in 2011 and maturing in January 2021 ($500 million)

-	Bond 2.750% issued in 2014 and maturing in June 2021 ($1,000 million)

-	Bond 2.218% issued in 2019 and maturing in July 2021 ($750 million).

On April 2, 2020, the Company put in place a committed syndicated credit line with banking counterparties for an initial amount of $6,350 million and with a 12-month tenor (with the option to extend its maturity twice by a further 6 months at TotalEnergies SE’ hand).

On April 1, 2021, the Company reimbursed in full the balance of this committed syndicated credit line for an amount of $2,646 million.

6) Related parties

The related parties are mainly equity affiliates and non-consolidated investments.

There were no major changes concerning transactions with related parties during the first nine months of 2021.

7) Other risks and contingent liabilities

TotalEnergies is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the TotalEnergies, other than those mentioned below.

Yemen

In Yemen, the deterioration of security conditions in the vicinity of the Balhaf site caused the company Yemen LNG, in which TotalEnergies holds a stake of 39.62%, to stop its commercial production and export of LNG and to declare force majeure to its various stakeholders in 2015. The plant has been put in preservation mode.

Mozambique

Considering the evolution of the security situation in the north of the Cabo Delgado province in Mozambique, TotalEnergies has confirmed on April 26, 2021 the withdrawal of all Mozambique LNG project personnel from the Afungi site. This situation led TotalEnergies, as operator of Mozambique LNG project, to declare force majeure.

8) Subsequent events

There are no post-balance sheet events that could have a material impact on the Company’s financial statements.